BNP PARIBAS

RECEIVED
2006 MAY 18 P 3:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**G.D.F. Investor Relations**
**& Financial Information**

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

06013567

SUPPL

4 May 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 23rd May 2006 Combined General Meeting convening notice and proxy solicitation.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

dlw 5/19

Enclosure : 23rd May 2006 Combined General Meeting convening notice,
ADR proxy solicitations,
Acknowledgement of receipt

BNP PARIBAS

Mark Here for Address Change or Comments ☐
PLEASE SEE REVERSE SIDE

**Annual General Meeting**

| | FOR | AGAINST | | FOR | AGAINST | | FOR | AGAINST | | FOR | AGAINST |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Res. 1 | ☐ | ☐ | Res. 5 | ☐ | ☐ | Res. 9 | ☐ | ☐ | Res. 13 | ☐ | ☐ |
| Res. 2 | ☐ | ☐ | Res. 6 | ☐ | ☐ | Res. 10 | ☐ | ☐ | Res. 14 | ☐ | ☐ |
| Res. 3 | ☐ | ☐ | Res. 7 | ☐ | ☐ | Res. 11 | ☐ | ☐ | Res. 15 | ☐ | ☐ |
| Res. 4 | ☐ | ☐ | Res. 8 | ☐ | ☐ | Res. 12 | ☐ | ☐ | | | |

**Extraordinary General Meeting**

| | FOR | AGAINST | | FOR | AGAINST | | FOR | AGAINST |
|---|---|---|---|---|---|---|---|---|
| Res. 16 | ☐ | ☐ | Res. 20 | ☐ | ☐ | Res. 24 | ☐ | ☐ |
| Res. 17 | ☐ | ☐ | Res. 21 | ☐ | ☐ | Res. 25 | ☐ | ☐ |
| Res. 18 | ☐ | ☐ | Res. 22 | ☐ | ☐ | Res. 26 | ☐ | ☐ |
| Res. 19 | ☐ | ☐ | Res. 23 | ☐ | ☐ | | | |

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE PROPOSALS TO BE VOTED AT THE MEETING.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

Shareholder sign here: ____________________ Date: ________ Co-owner sign here: ____________________ Date: ________

▲ FOLD AND DETACH HERE ▲

## TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BNP PARIBAS

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held on first notice on Friday, May 12, 2006, at 9:00 a.m. but in case of lack of quorum on that date, it would be reconvened on second notice at Palais des Congrés, 2 place de la Porte Maillot, 75017, Paris, France, on Tuesday, May 23, 2006, at 4:00 p.m.

In accordance with French Company Law, a precondition for exercising any voting rights with respect to Common Shares of the Company ("Shares") is that, such registered holder shall have deposited with the Company a "certificat d'un intermédiaire habilité" for his or her Shares (certifying that the Shares have been blocked from any sale or other transfer until after the Meeting) prior to the date of the Meeting. Therefore, any holder of an ADR who wishes to vote at the Meeting must be registered on the books of the Depositary. Beneficial holders who wish to register their ADRs on the books of the Depositary should contact their bank, broker, or nominee immediately. This Voting Instruction Form should be executed in such a manner as to show clearly whether you desire the Depositary to vote for or against each Resolution. The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m., May 8, 2006. Only registered holders of record at the close of business April 18, 2006, will be entitled to execute the attached Voting Instruction Form.

Important: Please note that for your vote to count, you must have the Shares represented by your ADRs blocked by 3:00 p.m., May 8, 2006. If you do not hold registered ADRs, please contact your bank, broker or nominee. If you have any questions regarding this process, please do not hesitate to contact Victoria Ambriano (302) 552-0268.

JPMorgan Chase Bank, N.A., Depositary

**BNP PARIBAS**

**JPMorgan Chase Bank, N.A., Depositary**
**P.O. Box 3808, South Hackensack, NJ 07606-9508**

The undersigned, a holder of record on April 18, 2006, of American Depositary Receipt(s) representing Ordinary Shares of BNP Paribas hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Combined Annual and Extraordinary General Meeting of the Company to be held on first notice on Friday, May 12, 2006, at 9:00 a.m., but in case of lack of quorum on that date, it would be reconvened on second notice on Tuesday, May 23, 2006, at Palais des Congrés, 2 place de la Porte Maillot, 75017 Paris, France, at 4:00 p.m.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Ordinary Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, your ADRs and this Voting Instruction Form must be returned to the Depositary to reach it before 3:00 p.m., May 8, 2006.

**PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN ENCLOSED ENVELOPE.**

Please sign this Voting Instruction Form exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

**Address Change/Comments** (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

## RESOLUTIONS

### Annual General Meeting

1. Approval of the consolidated balance sheet and the consolidated profit and loss account at 31 December 2005
2. Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2005
3. Appropriation of income for the year ended 31 December 2005 and dividend distribution
4. Auditors' special report on the transactions and agreements governed by article L 225-38 of the Commercial Code approved in advance, including those between the Bank and its directors and officers, and between Group companies with common corporate officers
5. Authorisation for BNP Paribas to buy back its own shares
6. Appointment of director Laurence Parisot for a term of three years
7. Renewal of the term of office as director of Claude Bébéar for a period of three years
8. Renewal of the term of office as director of Jean-Louis Beffa for a period of three years
9. Renewal of the term of office as director of Alain Joly for a period of three years
10. Renewal of the term of office as director of Denis Kessler for a period of three years
11. Renewal of the term of office as director of Michel Pébereau for a period of three years
12. Appointment of principal and deputy Auditors
13. Renewal of the appointments of the principal and deputy Auditors that are due to expire
14. Renewal of the appointments of the principal and deputy Auditors that are due to expire
15. Powers to carry out formalities

### Extraordinary General Meeting

16. Issue of ordinary shares and share equivalents with pre-emptive subscription rights
17. Limitation of the issue of shares and share equivalents without pre-emptive subscription rights
18. Charging against the authorised amount to be issued without pre-emptive subscription rights granted by this Meeting under the seventeenth resolution, of any issue made in consideration of unlisted shares tendered to BNP Paribas, within the limit of 10% of the capital
19. Issuance of shares to be paid up by capitalising income, retained earnings or additional paid-in capital
20. Overall limitation of authorisations.
21. Amendment of the fourteenth resolution adopted by the Combined Annual Meeting of 18 May 2005: global limitation of authorisations regarding dividend rights and bonus shares
22. Authorisation to be given to the Board of Directors to increase the capital via the issue of shares reserved for the members of the Corporate Savings Plan
23. Authorisation to be given to the Board to reduce the Bank's capital by the cancellation of shares
24. Approval of the merger of Société Centrale d'Investissements into BNP Paribas
25. Amendment of the Articles of Association with regard to the election of directors by employees
26. Powers to carry out formalities

BNP PARIBAS 144A

Mark Here for Address Change or Comments
PLEASE SEE REVERSE SIDE

Annual General Meeting

| | FOR | AGAINST | | FOR | AGAINST | | FOR | AGAINST | | FOR | AGAINST |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Res. 1 | ☐ | ☐ | Res. 5 | ☐ | ☐ | Res. 9 | ☐ | ☐ | Res. 13 | ☐ | ☐ |
| Res. 2 | ☐ | ☐ | Res. 6 | ☐ | ☐ | Res. 10 | ☐ | ☐ | Res. 14 | ☐ | ☐ |
| Res. 3 | ☐ | ☐ | Res. 7 | ☐ | ☐ | Res. 11 | ☐ | ☐ | Res. 15 | ☐ | ☐ |
| Res. 4 | ☐ | ☐ | Res. 8 | ☐ | ☐ | Res. 12 | ☐ | ☐ | | | |

Extraordinary General Meeting

| | FOR | AGAINST | | FOR | AGAINST | | FOR | AGAINST |
|---|---|---|---|---|---|---|---|---|
| Res. 16 | ☐ | ☐ | Res. 20 | ☐ | ☐ | Res. 24 | ☐ | ☐ |
| Res. 17 | ☐ | ☐ | Res. 21 | ☐ | ☐ | Res. 25 | ☐ | ☐ |
| Res. 18 | ☐ | ☐ | Res. 22 | ☐ | ☐ | Res. 26 | ☐ | ☐ |
| Res. 19 | ☐ | ☐ | Res. 23 | ☐ | ☐ | | | |

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE PROPOSALS TO BE VOTED AT THE MEETING.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated hereon. ☐

Shareholder sign here: ______________________ Date: __________ Co-owner sign here: ______________________ Date: __________

▲ FOLD AND DETACH HERE ▲

## TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING 144A SHARES OF BNP PARIBAS

JPMorgan Chase Bank, N.A. (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held on first notice on Friday, May 12, 2006, at 9:00 a.m. but in case of lack of quorum on that date, it would be reconvened on second notice at Palais des Congrés, 2 place de la Porte Maillot, 75017, Paris, France, on Tuesday, May 23, 2006, at 4:00 p.m.

In accordance with French Company Law, a precondition for exercising any voting rights with respect to Common Shares of the Company ("Shares") is that, such registered holder shall have deposited with the Company a "certificat d'un intermédiaire habilité" for his or her Shares (certifying that the Shares have been blocked from any sale or other transfer until after the Meeting) prior to the date of the Meeting. Therefore, any holder of an ADR who wishes to vote at the Meeting must be registered on the books of the Depositary. Beneficial holders who wish to register their ADRs on the books of the Depositary should contact their bank, broker, or nominee immediately. This Voting Instruction Form should be executed in such a manner as to show clearly whether you desire the Depositary to vote for or against each Resolution. The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m., May 8, 2006. Only registered holders of record at the close of business April 18, 2006, will be entitled to execute the attached Voting Instruction Form.

Important: Please note that for your vote to count, you must have the Shares represented by your ADRs blocked by 3:00 p.m., May 8, 2006. If you do not hold registered ADRs, please contact your bank, broker or nominee. If you have any questions regarding this process, please do not hesitate to contact Victoria Ambriano (302) 552-0268.

JPMorgan Chase Bank, N.A., Depositary

**BNP PARIBAS**

**JPMorgan Chase Bank, N.A., Depositary**
**P.O. Box 3808, South Hackensack, NJ 07606-9508**

The undersigned, a holder of record on April 18, 2006, of American Depositary Receipt(s) representing Ordinary Shares of BNP Paribas hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Ordinary Shares of the Company represented by American Depositary Shares registered in the name of the undersigned at the Combined Annual and Extraordinary General Meeting of the Company to be held on first notice on Friday, May 12, 2006, at 9:00 a.m., but in case of lack of quorum on that date, it would be reconvened on second notice on Tuesday, May 23, 2006, at Palais des Congrès, 2 place de la Porte Maillot, 75017 Paris, France, at 4:00 p.m.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Ordinary Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, your ADRs and this Voting Instruction Form must be returned to the Depositary to reach it before 3:00 p.m., May 8, 2006.

**PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN ENCLOSED ENVELOPE.**

Please sign this Voting Instruction Form exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

## RESOLUTIONS

### Annual General Meeting

1. Approval of the consolidated balance sheet and the consolidated profit and loss account at 31 December 2005
2. Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2005
3. Appropriation of income for the year ended 31 December 2005 and dividend distribution
4. Auditors' special report on the transactions and agreements governed by article L. 225-38 of the Commercial Code approved in advance, including those between the Bank and its directors and officers, and between Group companies with common corporate officers
5. Authorisation for BNP Paribas to buy back its own shares
6. Appointment of director Laurence Parisot for a term of three years
7. Renewal of the term of office as director of Claude Bébéar for a period of three years
8. Renewal of the term of office as director of Jean-Louis Beffa for a period of three years
9. Renewal of the term of office as director of Alain Joly for a period of three years
10. Renewal of the term of office as director of Denis Kessler for a period of three years
11. Renewal of the term of office as director of Michel Pébereau for a period of three years
12. Appointment of principal and deputy Auditors
13. Renewal of the appointments of the principal and deputy Auditors that are due to expire
14. Renewal of the appointments of the principal and deputy Auditors that are due to expire
15. Powers to carry out formalities

### Extraordinary General Meeting

16. Issue of ordinary shares and share equivalents with pre-emptive subscription rights
17. Limitation of the issue of shares and share equivalents without pre-emptive subscription rights
18. Charging against the authorised amount to be issued without pre-emptive subscription rights granted by this Meeting under the seventeenth resolution, of any issue made in consideration of unlisted shares tendered to BNP Paribas, within the limit of 10% of the capital
19. Issuance of shares to be paid up by capitalising income, retained earnings or additional paid-in capital
20. Overall limitation of authorisations.
21. Amendment of the fourteenth resolution adopted by the Combined Annual Meeting of 18 May 2005: global limitation of authorisations regarding dividend rights and bonus shares
22. Authorisation to be given to the Board of Directors to increase the capital via the issue of shares reserved for the members of the Corporate Savings Plan
23. Authorisation to be given to the Board to reduce the Bank's capital by the cancellation of shares
24. Approval of the merger of Société Centrale d'Investissements into BNP Paribas
25. Amendment of the Articles of Association with regard to the election of directors by employees
26. Powers to carry out formalities

# Convening notice

## Combined General Meeting

## 23 May 2006 at 4.00 p.m.

The shareholders of BNP PARIBAS are convened
by the Board of Directors to the Combined General Meeting on

**Tuesday 23 May 2006***
**at 4.00 p.m. in Palais des Congrès**
2, place de la Porte Maillot - 75017 Paris



You will find enclosed the main decisions and the agenda of the meeting, also available on the Internet :
http://invest.bnpparibas.com

** In accordance with the law, the general meeting is convened on first call on 12 May 2006 at 9.00 a.m. in BNP PARIBAS premises, 20 bd des Italiens 75009 Paris. Since quorum may not be reached at this meeting, the meeting may not be able to deliberate validly. Therefore a second meeting is scheduled on Tuesday 23 May 2006 at 4.00 p.m. in Palais des Congrès, 2, place de la Porte Maillot, 75017 Paris.*


**BNP PARIBAS**
Société anonyme with capital of € 1.849.294.770
Head office: 16, boulevard des Italiens,
75009 Paris - 662 042 449 R.C.S. Paris


BNP PARIBAS

**IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.***

## QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. [ ] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. [ ] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or specify a proxy, according to one of the three possibilities mentioned below.*

**BNP PARIBAS**

S A au Capital de € 1.849.294.770
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

**ASSEMBLÉE GÉNÉRALE MIXTE** convoquée pour le mardi 23 mai 2006 à 16 heures au Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS sur 2e convocation*.

***COMBINED GENERAL MEETING** to be held on Tuesday May 23, 2006 at 4 p.m. at Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS on second notice*.*

**CADRE RESERVE** / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / Registered; Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

### [ ] JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

Cf. au verso renvoi (3) - *See reverse (3)*

**Je vote OUI** à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration à **l'EXCEPTION** de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
*I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ▮, for which I vote against or I abstain.*

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 1 [ ] | 2 [ ] | 3 [ ] | 4 [ ] | 5 [ ] | 6 [ ] | 7 [ ] | 8 [ ] | 9 [ ] |
| 10 [ ] | 11 [ ] | 12 [ ] | 13 [ ] | 14 [ ] | 15 [ ] | 16 [ ] | 17 [ ] | 18 [ ] |
| 19 [ ] | 20 [ ] | 21 [ ] | 22 [ ] | 23 [ ] | 24 [ ] | 25 [ ] | 26 [ ] | 27 [ ] |
| 28 [ ] | 29 [ ] | 30 [ ] | 31 [ ] | 32 [ ] | 33 [ ] | 34 [ ] | 35 [ ] | 36 [ ] |
| 37 [ ] | 38 [ ] | 39 [ ] | 40 [ ] | 41 [ ] | 42 [ ] | 43 [ ] | 44 [ ] | 45 [ ] |

Sur les projets de résolutions non agréés par le Conseil d'Administration, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.

*On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.*

| | Oui Yes | Non/No Abst/Abs | | Oui Yes | Non/No Abst/Abs |
|---|---|---|---|---|---|
| A | [ ] | [ ] | F | [ ] | [ ] |
| B | [ ] | [ ] | G | [ ] | [ ] |
| C | [ ] | [ ] | H | [ ] | [ ] |
| D | [ ] | [ ] | J | [ ] | [ ] |
| E | [ ] | [ ] | K | [ ] | [ ] |

### [ ] JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

*I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING*

*date and sign at the bottom of the form without completing it*

cf. au verso renvoi (2) - See reverse (2)

### [ ] JE DONNE POUVOIR A : (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée / *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2))* ***to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

**ATTENTION :** S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
*CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.*

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
*- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)*
Cf. au verso renvoi (1) - *See reverse (1)*

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .. [ ]
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* ................ [ ]
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .................................................. [ ]
  pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

Pour être prise en considération, toute formule doit parvenir au plus tard :
*In order to be considered, this completed form must be returned at the latest*

à / to BNP PARIBAS Securities Services
G.C.T.
Services aux Emetteurs - Assemblées
75450 Paris Cedex 09

| sur 1er convocation / *on 1st notification* | sur 2e convocation / *on 2nd notification* |
|---|---|
| AGO - AGE | AGO - AGE |
| *ordinary meeting / extraordinary meeting* | *ordinary meeting / extraordinary meeting* |
| le 11/05/2006 / on May 11, 2006 | le 22/05/2006, 15 h, heure de Paris / on May 22, 2006, 3 pm, Paris time |

Date & Signature

* L'assemblée est convoquée sur première convocation pour le 12 mai 2006 à 9 heures au Siège Social mais faute de réunir, selon toute vraisemblance, le quorum requis à cette occasion, elle ne pourra valablement délibérer à cette date et sera convoquée à nouveau pour le mardi 23 mai 2006. *The meeting is convened on first notice on May 12, 2006 at 9.00 am at the Head Office but in all probability, for lack of quorum on that date, it is unikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on May 23, 2006.*

# UTILISATION DU DOCUMENT

**A. L'actionnaire désire assister personnellement à l'Assemblée. Dans ce cas, il doit, au recto du document, cocher la case A puis dater et signer au bas du formulaire.**
**B. A défaut, l'actionnaire peut utiliser le formulaire de vote *. Dans ce cas il doit, au recto du document, cocher la case B et choisir l'une des trois possibilités :**

⇨ Voter par correspondance (cocher la case appropriée, puis dater et signer au bas du formulaire) ⇨ donner pouvoir au Président de l'Assemblée Générale (dater et signer *au bas du formulaire sans remplir*) ⇨ donner pouvoir à une personne dénommée (cocher et compléter la case appropriée, puis dater et signer au bas du formulaire).

**QUELLE QUE SOIT L'OPTION CHOISIE la signature de l'actionnaire est indispensable**

**(1)** *Le signataire est prié d'inscrire* très exactement, dans la zone réservée à cet effet, ses nom (en majuscules d'imprimerie), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, il est demandé au signataire de les vérifier et, éventuellement, de les rectifier.
Pour les personnes morales, indiquer les nom, prénom et qualité du signataire.
*Si le signataire n'est pas lui-même un actionnaire* (exemple : Administrateur légal, Tuteur, Intermédiaire Inscrit, etc.) il doit mentionner ses nom, prénom (ou dénomination sociale) et la qualité en laquelle il signe le formulaire de vote.
Le formulaire adressé pour une Assemblée vaut pour les autres Assemblées successives convoquées avec le même ordre du jour (Art. 131-3-§3 du *décret du 23 mars 1967*).

**VOTE PAR CORRESPONDANCE**

**(3) Article L 225-107 du Code de Commerce :**

«I - Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret. Les dispositions contraires des statuts sont réputées non écrites.
Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la Société avant la réunion de l'Assemblée, dans les conditions de délais fixés par décret. Les formulaires ne donnant aucun sens de vote ou exprimant une *abstention sont considérés comme des votes négatifs.*

II - Si les statuts le prévoient, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires *qui participent à l'assemblée par visioconférence* ou par des moyens de télécommunication permettant leur identification et dont la nature et les conditions d'application sont déterminées par décret en Conseil d'État.»

⇨ *Si vous désirez voter par* correspondance, vous devez obligatoirement cocher la case JE VOTE PAR CORRESPONDANCE au recto.
Dans ce cas, il vous est demandé :

- **Pour les projets de résolutions proposés ou agréés par le *Conseil d'Administration* :**
- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.
- soit de voter "non" ou de vous "abstenir" (ce qui équivaut *à voter "non") sur certaines* ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.
- **Pour les projets de résolutions non agréés par le Conseil d'Administration :**
- de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées *lors de l'assemblée*, il *vous est demandé d'opter* entre 3 solutions (pouvoir au Président de l'Assemblée Générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondante à votre choix.

**POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE OU POUVOIR A UNE PERSONNE DENOMMÉE**

**(2) Article L 225-106 *du Code de Commerce :***

**«Un actionnaire peut se faire représenter par un autre actionnaire ou par son conjoint.**

Tout actionnaire peut recevoir les pouvoirs émis par d'autres actionnaires en vue d'être représenté à une Assemblée, sans autres limites que celles résultant des dispositions légales *ou statutaires fixant le nombre maximal* des voix dont peut disposer une même personne, tant en son nom personnel que comme mandataire. Avant chaque réunion de l'Assemblée générale des actionnaires, le Président du conseil d'administration ou le Directoire, selon le cas, peut organiser la consultation des *actionnaires mentionnés* à l'article L 225-102 du Code de Commerce afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'Assemblée générale conformément aux dispositions du présent article. Cette consultation est obligatoire lorsque, les statuts ayant été modifiés *en application de l'article* L 225-23 ou de l'*article* L 225-71 du Code de Commerce, l'Assemblée générale ordinaire doit nommer au Conseil d'Administration ou au Conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des Conseils de surveillance des fonds communs de placement d'entreprise *détenant* des actions de la société; cette consultation *est également obligatoire lorsque* l'assemblée générale extraordinaire doit se prononcer sur une modification des statuts en application de l'article L.225-23 ou de l'article L.225-71. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites.

**Pour toute *procuration d'un actionnaire sans* indication de mandataire, le Président de l'Assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de *résolution. Pour émettre tout autre vote,* l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant.»**

**Article L. 228-1 du Code du Commerce (7e et 8e alinéas) :** «Toutefois, lorsque des titres de capital *de la société ont été admis aux négociations* sur un marché réglementé et que leur propriétaire n'a pas son domicile sur le territoire français, au sens de l'article 102 du Code civil, tout intermédiaire peut être inscrit pour le compte de ce propriétaire. Cette inscription peut être faite sous la forme d'un compte collectif ou en plusieurs comptes individuels correspondant chacun à un propriétaire. L'intermédiaire inscrit est tenu, au moment de l'ouverture de son *compte auprès soit de la société* émettrice, soit de l'intermédiaire financier habilité teneur de compte, de déclarer, dans les conditions fixées par décret, sa *qualité d'intermédiaire détenant* des titres pour le compte d'autrui.»
**Article L. 225-107-1 du Code du Commerce :** «Les propriétaires de titres mentionnés au septième alinéa de l'article L. 228-1 peuvent se faire représenter dans les conditions prévues audit article par un intermédiaire inscrit.»

* Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (art. D 133) : ne pas utiliser à la fois : "JE VOTE PAR CORRESPONDANCE" et "JE DONNE POUVOIR A" (Art. D 133-8). La langue française fait foi.

**NB : Si les informations contenues sur le présent formulaire sont utilisées pour un fichier nominatif informatisé, *elles sont soumises aux prescriptions* de la Loi 78-17 du 6 janvier 1978, notamment en ce qui concerne le droit d'accès et de rectification pouvant être exercé par l'intéressé.**

# INSTRUCTIONS FOR COMPLETION

**A. If the shareholder wishes to attend to the meeting personally, tick box A on the front of this form. Please also date and sign at the bottom of this form.**
**B. If the shareholder cannot personally attend the General Meeting, he / she may use this form as a postal vote*. In this case tick box B on the front of this form and choose one of the three possibilities:**

⇨ Use the postal voting form (tick the appropriate box, date and sign below) ⇨ Give your proxy to the Chairman of the meeting (date and just sign at the bottom of *this form without filling in*) ⇨ Give *your* proxy to another shareholder (tick and fill in the appropriate box, date and sign at the bottom of this form).

**WHICHEVER OPTION IS USED the shareholder's signature is necessary**

**(1)** The *shareholder should* write his exact name and address in block letters in the space provided for ; if this information is already supplied, please verify and correct if necessary. If the shareholder is a legal entity, the signatory should indicate his full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian, registered intermediary, etc.), please specify *your first and last name (or corporate* name) and the capacity in which you are signing this form.
The form sent for one Meeting will be valid for all Meetings *subsequently convened* with the same agenda (art. 131-3§3 of the French Decree of March 23, 1967).

**MAILING VOTING FORM**

**(3) Article L 225-107 of the French Commercial Code :**

«I - A *shareholder can vote* by post by using a mailing voting form in accordance with applicable regulation. Anything contrary set forth in the by-laws is deemed null and void.
*For quorum calculation purpose*, only the forms received by the Company before the meeting, and within the time limit and conditions determined in accordance with applicable regulation, are taken into account. The forms giving no voting direction or indicating *abstention are deemed* to vote against.

II - Shareholders participating to the Shareholders' Meeting by videoconference systems or through telecommunication means enabling their *identification and* fulfilling characteristics determined by French regulation enacted through French Council are deemed present at this meeting for the calculation of the quorum and the majority, if and when so permitted by the by-laws.»

⇨ If you wish to use the *mailing voting form, you must tick the box on* the front of this form: "I VOTE BY POST"
In such event, please comply with the following instructions :

- **For the resolutions proposed *or agreed* by the Board of directors, you can :**
- either vote "for" for all the resolutions by leaving the boxes blank;
- or vote "against" or "abstention" (*which is equivalent to voting against*) by shading boxes of your choice
- **For the resolutions not agreed by the Board of directors, you can :**
- vote resolution by resolution *by shading the appropriate* boxes.

Furthermore, in case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the *chairman of the meeting, or abstention*, or proxy to another shareholder) by shading the appropriate box.

**PROXY TO THE CHAIRMAN OF THE MEETING OR PROXY TO ANOTHER SHAREHOLDER**

**(2) Article L 225-106 of the French commercial Code : «A shareholder can have himself/herself represented by another shareholder of by *his/her spouse.***

Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without any other limitations than those laid down by the law *or by the by-laws fixing the maximum number* of votes to which a same person is entitled both in his/her own name or under a proxy. Before each shareholder's meeting, the Chairman of the Board of Directors or the Executive Board, as the case may be, can consult the shareholders listed in *article L 225-102 of the French Commercial* Code in order to allow them to designate one or several proxies to represent them at the shareholders meeting in accordance with this article. Such consultation is mandatory when the by-laws, having been modified pursuant to articles L 225-23 or L 225-71 *of the French Commercial Code, require* the shareholders' ordinary meeting to appoint to the Board of Directors or the Supervisory Board one or more employee shareholders or members of the Supervisory Board of a employee shareholding mutual fund holding shares in the company; such consultation is also compulsory when *the Shareholders' Meeting* is asked to consider an amendment to the by-laws pursuant to Article L.225-23 or Article L.225-71. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed null and void.

**When *proxies do not* indicate the name of the appointed proxy, the chairman of the meeting will vote the proxy in favor of the adoption of proposed resolutions presented or approved by the Board of Directors or the Executive Board, and will vote the proxy against the adoption *of all other proposed resolutions*. To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates.»**

**Article L. 228-1 (7th and 8th paragraphs) of the French Commercial code:** «However, if the owner of stock securities listed on a regulated stock exchange is not a French resident within the meaning of article 102 of French civil code, any *intermediary can be registered on* the behalf of this owner. Such registration can be completed through a collective account, or as several individual accounts which correspond, *respectively, to one securities owner*. The registered intermediary is required, at the time it opens its account with either the company or the accredited securities agent with which securities accounts are kept, to declare in compliance with conditions set forth by French regulation that it acts as an intermediary holding securities on the behalf of third party.»
**Article L. 225-107-1 of the French Commercial code:** «Owners of securities referred to in seventh paragraph of Article L. 228-1 *can be represented* by a *registered* intermediary in the conditions set forth in said article.»

* The text of the resolutions are in the meeting notice which is sent with this proxy (art. D 133) : *please do not use both* "I VOTE BY POST" and "I HEREBY APPOINT" (art. D 133-8). The French version of this form prevails and the English translation is for convenience only.

**NB : *If any information* included in this form is used for a computerized nominative file, it is protected by the provisions of the French law 78-17 of January 6, 1978, including rights of access and alteration that can be exercised by the person concerned.**

# Agenda

## Ordinary meeting

- Reports of the Board of Directors and the Auditors on transactions for the year ended 31 December 2005;
- Approval of the consolidated balance sheet and the consolidated profit and loss account of the Group for the year ended 31 December 2005;
- Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2005;
- Appropriation of net income and dividend distribution;
- Auditors' special report on the transactions and agreements governed by article L. 225-38 of the Commercial Code and approval thereof;
- Authorisation to be given to the Board of Directors to buy back the Bank's own shares;
- Appointment of a director;
- Renewal of the terms of office of directors;
- Appointment of principal and deputy Auditors;
- Renewal of the appointments of the principal and deputy Auditors that are due to expire;
- Powers to carry out formalities.

## Extraordinary meeting

- Report of the Board of Directors and Auditors' special report;
- Authorisation to be given to the Board of Directors to issue shares and share equivalents with pre-emptive subscription rights;
- Authorisation to be given to the Board of Directors to issue a limited number of shares and share equivalents without pre-emptive subscription rights;
- Charging to the foregoing authorisation, of any issue made in consideration of unlisted shares tendered to BNP Paribas, within the limit of 10% of the capital;
- Authorisation to be given to the Board of Directors to issue shares, to be paid up by capitalising income, retained earnings, or additional paid-in capital;
- Overall limitation of the four authorisations mentioned above;
- Authorisation to be given to the Board of Directors to amend the fourteenth resolution of the General Meeting of 18 May 2005;
- Authorisation to be given to the Board of Directors to increase the capital via the issue of shares reserved for the members of the Corporate Savings Plan;
- Authorisation to be given to the Board to reduce the Bank's capital by the cancellation of shares;
- Merger agreement between *Société Centrale d'Investissements* and BNP Paribas;
- Reports of the merger commissioners;
- Approval of the merger of *Société Centrale d'Investissements* into BNP Paribas;
- Amendment of the Articles of Association with regard to the election of directors by employees;
- Powers to carry out formalities.

# How to participate
## in our General Meeting

BNP Paribas is providing you with the possibility of transmitting your instructions via the Internet prior to the Annual General Meeting[1]. Investors therefore have an additional means of taking part in the meeting, and will thus be able to benefit from all the possibilities available on the voting form via a secure Web site specifically set up for this purpose. You will be able to request an admission pass, vote by correspondence, or give a proxy to the Chairman, your spouse or another shareholder that can be either an individual or a legal entity.

Access to the Web site is protected by an ID number and a password. Affixing your signature by using an electronic certificate provides an additional element of security in expressing your choices, and all data transfers are encoded to ensure your vote's confidentiality.

If you would like to take advantage of this method of transmitting your instructions, please follow the recommendations below, under the heading "**Via the Internet**" ; if not, please see the section entitled "**Using the hardcopy form**".

## Via the Internet

BNP Paribas is offering its shareholders the possibility of voting via the Internet prior to the Ordinary and Extraordinary Annual General Meeting[1] under the conditions described below:

### Registered shareholders

- Holders of **pure registered shares** who wish to vote via the Internet prior to the Meeting, must use the ID number and password that already allow them to access their account data on the GISNOMI Web site. They will thus be able to log on to the Annual General Meeting's secure dedicated Web site. The shareholder then simply follows the instructions displayed on the screen.
- Holders of **administered registered shares** will receive a letter convening the meeting and indicating their ID numbers. If they wish to vote via the Internet, this ID number will allow them to access the Annual General Meeting's secure dedicated Web site. The shareholder then simply follows the instructions on the screen.

### Holders of bearer shares

Holders of bearer shares who wish to vote via the Internet prior to the Annual General Meeting must get in touch with their account-holding institution, in order to request that it **establishes a certificate stating that their BNP Paribas shares will be kept unavailable[2] until the date of the Annual General Meeting; they must also indicate their e-mail address**. In accordance with the usual procedure, the account-holding institution transmits this certificate, **along with the e-mail address**, to *BNP Paribas Securities Services, GCT - Services aux Émetteurs - Assemblées*, the authorised agent of BNP Paribas and the manager of the Web site for voting via the Internet. This e-mail address will be used by *GCT - Assemblées* to inform shareholders of their ID numbers so that they can log on to the secure Web site used exclusively for voting prior to the Annual General Meeting. The shareholder then simply follows the instructions on the screen.

The secure Web site used exclusively for voting prior to the Annual General Meeting will be open as from *19 April 2006*.

It will be possible to vote prior to the Meeting without interruption until the day preceding the Meeting, i.e. **Monday 22 May 2006**, at 3.00 pm, Paris time. It is nonetheless recommended that shareholders not delay voting until the final day.

Address of the Web site dedicated to the Annual General Meeting:
**http://gisproxy.bnpparibas.com**

[1] For both technical and legal reasons, it is not possible to vote via the Internet during the Meeting itself.
[2] Shares can nevertheless be disposed of, provided the number of voting rights be reconciled from this sale.

# Using the hard copy form

## What you must do to participate in the meeting

**To attend this meeting, to be represented or to vote by correspondence, you must prove you are a shareholder.**

**Therefore :**

- you must be registered as a holder of **registered shares** at least 1 day before the date of the meeting, or
- you must obtain from the financial company in charge of your shares a certificate confirming that your **bearer shares** were tied up at least 1 day before the date of the meeting.

## How to participate

### ☐ You wish to attend the meeting

◦ **bearer shares :**

You must ask for an **admission card**. This card is essential to enter the meeting room and vote.
To vote : please tick mark **box A** of the voting form and send it back as soon as possible to the custodian in charge of your shares. This custodian will forward it and tie your shares up as described above.

◦ **registered shares :**

You may :
- **ask for an admission card** to enter more easily the meeting room ; please mark **box A** of the voting form and send it back in the enveloppe you received,
- **or apply to the relevant reception desk** on the Meeting day with a document justifying your identity.

### ☐ You don't wish to attend the meeting

Please fill in **box B** and sign the correspondence voting form and send it back :

- **if you own registered shares** : to BNP PARIBAS Securities Services in the enclosed envelope,
- **if you own bearer shares :** to the custodian in charge of your shares.

Your custodian will tie your shares up and forward your voting form to BNP PARIBAS with a tie-up certificate. To be valid, the correspondence voting forms must be fully filled in and received by BNP PARIBAS at least 1 day before the date of the Meeting, i.e. on Monday 22 May 2006 at the latest.

According to article 18 of the bylaws of BNP Paribas, the General Meeting will be fully broadcasted live on our website "**http://invest.bnpparibas.com**". The video of this Meeting will then be available for the entire year, until the next General Meeting.

# How to fill in the proxy or the correspondence voting form?

**A** **You wish to attend the meeting in person :**
- Please tick mark box **A**
- Please date the document and sign it in box **Z**

**B** **You cannot attend and you wish to vote by correspondence or by proxy :**
- Please tick mark box **B**
- Choose among the 3 possibilities (1 choice only)
- Please date the document and sign it in box **Z**

**C** **You give your proxy to the Chairman of the Meeting :**
- Please check you dated and signed the document in box **Z**
- Make sure you ticked in box **B**

**D** **You vote by correspondence :**
- Please tick mark the box facing "I vote by post"
  - Each numbered box represents one resolution
  - Each empty box represents a **YES** vote
  - Each blackened box represents a **NO** vote or an abstention (to abstain is equivalent to vote No)
- Please make sure you dated and signed in box **Z**
- Please make sure you ticked in box **B**

**D'** **This box is to be used to vote for resolutions presented by the shareholders and not registered by the Board of Directors.**
If you want to vote, please blacken the corresponding box.

**D"** **This box corresponds to amendments or new resolutions proposed during the meeting.**
If you want to vote, please blacken the corresponding box.

**E** **You give your proxy to a person - an individual or a legal entity - you have chosen (your spouse or any shareholder attending the meeting) :**
- Please tick mark the box **facing** "I hereby appoint"
- Please date the document and sign it in box **Z**
- Please make sure you expressed your choice in box **B**
- Please mention in box **E** the person who - individual or legal entity - will be representing you (name, christian name, address).

**F** **Please indicate your name, christian name, address.**
If these data already show, please check them. If the person who signs is not the shareholder, he/she must indicate his/her name, christian name, address and her quality (legal agent, guardian...)

**Z** **This box must show a date and a signature for all shareholders.**

A
B

**IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.***

**QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM**

A. [ ] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. [ ] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or specify a proxy, according to one of the three possibilities mentioned below.*

**BNP PARIBAS**

S A au Capital de € 1.849.294.770
Siège Social :16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

**ASSEMBLÉE GÉNÉRALE MIXTE** convoquée pour le mardi 23 mai 2006 à 16 heures au Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS sur 2e convocation*.

***COMBINED GENERAL MEETING** to be held on Tuesday May 23, 2006 at 4 p.m. at Palais des Congrès, 2, place de la Porte Maillot – 75017 PARIS on second notice*.*

**CADRE RESERVE** / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* ; Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

E

D

C

[ ] **JE VOTE PAR CORRESPONDANCE** / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

**Je vote OUI** à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
*I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ▮, for which I vote against or I abstain.*

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 1 [ ] | 2 [ ] | 3 [ ] | 4 [ ] | 5 [ ] | 6 [ ] | 7 [ ] | 8 [ ] | 9 [ ] |
| 10 [ ] | 11 [ ] | 12 [ ] | 13 [ ] | 14 [ ] | 15 [ ] | 16 [ ] | 17 [ ] | 18 [ ] |
| 19 [ ] | 20 [ ] | 21 [ ] | 22 [ ] | 23 [ ] | 24 [ ] | 25 [ ] | 26 [ ] | 27 [ ] |
| 28 [ ] | 29 [ ] | 30 [ ] | 31 [ ] | 32 [ ] | 33 [ ] | 34 [ ] | 35 [ ] | 36 [ ] |
| 37 [ ] | 38 [ ] | 39 [ ] | 40 [ ] | 41 [ ] | 42 [ ] | 43 [ ] | 44 [ ] | 45 [ ] |

Sur les projets de résolutions non agréés par le Conseil d'Administration, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.

*On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.*

| | Oui *Yes* | Non/No *Abst/Abs* | | Oui *Yes* | Non/No *Abst/Abs* |
|---|---|---|---|---|---|
| A | [ ] | [ ] | F | [ ] | [ ] |
| B | [ ] | [ ] | G | [ ] | [ ] |
| C | [ ] | [ ] | H | [ ] | [ ] |
| D | [ ] | [ ] | J | [ ] | [ ] |
| E | [ ] | [ ] | K | [ ] | [ ] |

[ ] **JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE**
dater et signer au bas du formulaire, sans rien remplir

*I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING*
*date and sign at the bottom of the form without completing it*

cf. au verso renvoi (2) - See reverse (2)

[ ] **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée** / *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

**ATTENTION :** S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
*CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.*

D'

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- *Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)*
Cf. au verso renvoi (1) - *See reverse (1)*

F

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .. [ ]
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* ............ [ ]
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle ............................................. [ ]
pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf*

D''

Z

Pour être prise en considération, toute formule doit parvenir au plus tard :
*In order to be considered, this completed form must be returned at the latest*

| | sur 1re convocation / *on 1st notification* | sur 2e convocation / *on 2nd notification* |
|---|---|---|
| à / to BNP PARIBAS Securities Services<br>G.C.T.<br>Services aux Emetteurs - Assemblées<br>75450 Paris Cedex 09 | AGO - AGE<br>*ordinary meeting / extraordinary meeting*<br>le 11/05/2006 / on May 11, 2006 | AGO - AGE<br>*ordinary meeting / extraordinary meeting*<br>le 22/05/2006,15 h, heure de Paris / on May 22, 2006, 3 pm, Paris time |

Date & Signature [Z]

* L'assemblée est convoquée sur première convocation pour le 12 mai 2006 à 9 heures au Siège Social mais faute de réunir, selon toute vraisemblance, le quorum requis à cette occasion, elle ne pourra valablement délibérer à cette date et sera convoquée à nouveau pour le mardi 23 mai 2006. *The meeting is convened on first notice on May 12, 2006 at 9.00 am at the Head Office but in all probability, for lack of quorum on that date, it is unlikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on May 23, 2006.*

**The owner of the shares must date and sign this form.**
**In case of joint ownership, each joint owner must sign.**
**In case of life tenancy, the tenant for life must date and sign.**

# Proposed resolutions

## Ordinary Meeting

**First resolution**

**(Approval of the consolidated balance sheet and the consolidated profit and loss account at 31 December 2005)**

The Ordinary General Meeting, having reviewed the reports of the Board of Directors and the Auditors on the consolidated financial statements for the year ended 31 December 2005, approves the consolidated balance sheet at 31 December 2005 and the profit and loss account for 2005 prepared in accordance with the international accounting standards (IFRS) adopted by the European Union.

**Second resolution**

**(Approval of the Bank's balance sheet and profit and loss account for the year ended 31 December 2005)**

The Ordinary General Meeting, having reviewed the reports of the Board of Directors and the Auditors on the financial statements for the year ended 31 December 2005, approves the Bank's balance sheet at 31 December 2005 and the profit and loss account for the year then ended prepared in accordance with French accounting standards. The Ordinary General Meeting approves the net income of 3,423,168,749.54 euros.

**Third resolution**

**(Appropriation of income for the year ended 31 December 2005 and dividend distribution)**

The Ordinary General Meeting resolves to appropriate net income as follows:

*In euros*

| | |
|---|---|
| Net income for the year | 3,423,168,749.54 |
| Retained earnings brought forward from prior years | 8,690,141,972.17 |
| **Total** | **12,113,310,721.71** |
| To the special Investment Reserve | 54,646,169.00 |
| To dividends | 2,183,005,487.00 |
| To unappropriated retained earnings | 9,875,659,065.71 |
| **Total** | **12,113,310,721.71** |

The total dividend of 2,183,005,487.00 euros to be paid to BNP Paribas shareholders corresponds to a dividend of 2.60 euros per share with a par value of 2 euros. Full powers are given to the Board of Directors to credit dividends payable on shares held in treasury stock to unappropriated retained earnings.

The proposed dividend is eligible for the reduction granted to individuals domiciled for tax purposes in France as provided for by article 158-3-2° of the French Tax Code.

The 2005 dividend will be payable as from 31 May 2006, in cash.

As required under article 47 of the Act of 12 July 1995 (Act 65-566), the Board of Directors informs the Meeting that dividends paid for the last three years were as follows:

## Third resolution (cont'd)

*In euros*

| Year | Par value of shares | Number of shares | Total dividend | Net dividend per share | *"Avoir fiscal"* tax credit | Dividend eligible for deduction as provided for in article 158-3-2° of the French Tax Code |
|---|---|---|---|---|---|---|
| 2002 | 2.00 | 895,879,824 | 1,075,055,788.80 | 1.20 | 0.60 | - |
| 2003 | 2.00 | 903,615,604 | 1,310,242,625.80 | 1.45 | 0.725 | - |
| 2004 | 2.00 | 885,219,202 | 1,770,438,404.00 | 2.00 | - | 1,770,438,404.00 |

The Ordinary General Meeting authorises the Board of Directors to deduct from unappropriated retained earnings the amounts necessary to pay the above dividend on shares issued on the exercise of stock options prior to the ex-dividend date.

## Fourth resolution

**(Auditors' special report on the transactions and agreements governed by article L. 225-38 of the Commercial Code approved in advance, including those between the Bank and its directors and officers, and between Group companies with common corporate officers)**

The Ordinary General Meeting notes the terms of the Auditors' special report on transactions and agreements governed by article L. 225-38 of the Commercial Code and approves the transactions and agreements entered into during the year, approved in advance by the Board of Directors, as mentioned in said report.

## Fifth resolution

**(Authorisation for BNP Paribas to buy back its own shares)**

The Ordinary General Meeting, having reviewed the special report of the Board of Directors, authorises the Board, in accordance with article L. 225-209 *et seq.* of the Commercial Code, to buy back a number of shares representing up to 10% of the Bank's issued capital, i.e., a maximum of 84,033,110 shares as of 28 February 2006.

These shares may be acquired for the following purposes:

- for subsequent cancellation, on a basis to be determined by the shareholders in Extraordinary Meeting;
- to fulfil the Bank's obligations relative to the issue of shares or share equivalents, stock option plans, the allotment of bonus shares to employees, directors or corporate officers, and the allocation or sale of shares to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans;
- to be held in treasury stock for subsequent remittance in exchange or payment for external growth transactions;
- within the scope of a liquidity agreement;
- for property and financial management purposes.

The shares may be purchased at any time, unless a public offer is made for the Bank's shares, subject to the applicable regulations, and by any appropriate method, including in the form of block sales or by means of derivative instruments traded on a regulated market or over-the-counter.

## Fifth resolution (cont'd)

The price at which shares may be acquired under this authorisation may not exceed 100 euros per share, representing a maximum purchase price of 8,403,311,000 euros based on the Bank's issued capital as of 28 February 2006.

The Ordinary General Meeting gives full powers to the Board of Directors, with the option to delegate such powers in accordance with applicable law, to use this authorisation and, in particular, to place orders on the stock exchange, enter into all agreements regarding the keeping of share purchase and sale registers, to make all declarations to the *Autorité des Marchés Financiers*, to carry out all formalities and make all declarations and, in general, to do all what is necessary.

This authorisation replaces the authorisation granted under the fifth resolution of the Combined Annual Meeting of 18 May 2005, and is given for a period of 18 months from the date of this Meeting.

## Sixth resolution

**(Appointment of a director)**

The Ordinary General Meeting resolves to appoint Laurence Parisot as director for a term of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

## Seventh resolution

**(Renewal of the term of office of a director)**

The Ordinary General Meeting resolves to renew the term of office as director of Claude Bébéar for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

## Eighth resolution

**(Renewal of the term of office of a director)**

The Ordinary General Meeting resolves to renew the term of office as director of Jean-Louis Beffa for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

## Ninth resolution

**(Renewal of the term of office of a director)**

The Ordinary General Meeting resolves to renew the term of office as director of Alain Joly for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

## Tenth resolution

**(Renewal of the term of office of a director)**

The Ordinary General Meeting resolves to renew the term of office as director of Denis Kessler for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

## Eleventh resolution

**(Renewal of the term of office of a director)**

The Ordinary General Meeting resolves to renew the term of office as director of Michel Pébereau for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

## Twelfth resolution

**(Appointment of principal and deputy Auditors)**

The Ordinary General Meeting, having reviewed the report of the Board of Directors, resolves to appoint the following Auditors:

- principal: Deloitte & Associés, 185 Avenue Charles de Gaulle, Neuilly-sur-Seine (92), registered on the companies database (SIREN) under number 572 028 041 RCS Nanterre, to replace Barbier Frinault et al.,
- deputy: BEAS, 7-9 Villa Houssay, Neuilly-sur-Seine (92), registered on the companies database under number 315 172 445 RCS Nanterre, to replace Richard Olivier,

for a period of six years, expiring at the close of the Ordinary General Meeting to be called in 2012 to approve the financial statements for the year ending 31 December 2011.

## Thirteenth resolution

**(Renewal of the appointments of the principal and deputy Auditors that are due to expire)**

The Ordinary General Meeting, having reviewed the report of the Board of Directors, resolves to renew the appointments of the following Auditors:

- principal: Mazars & Guérard, Le Vinci, 4 Allée de l'Arche, La Défense (92),
- deputy: Michel Barbet-Massin, 39 Rue de Wattignies, Paris (12th),

for a period of six years, expiring at the close of the Ordinary General Meeting to be called in 2012 to approve the financial statements for the year ending 31 December 2011.

**Fourteenth resolution**

**(Renewal of the appointments of the principal and deputy Auditors that are due to expire)**

The Ordinary General Meeting, having reviewed the report of the Board of Directors, resolves to renew the appointments of the following Auditors:

- principal: PricewaterhouseCoopers Audit, 63 Rue de Villiers, Neuilly-sur-Seine (92),
- deputy: Pierre Coll, 63 Rue de Villiers, Neuilly-sur-Seine (92),

for a period of six years, expiring at the close of the Ordinary General Meeting to be called in 2012 to approve the financial statements for the year ending 31 December 2011.

**Fifteenth resolution**

**(Powers to carry out formalities)**

The Ordinary General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal or administrative formalities and to make all filings and publish all notices required by the applicable laws.

# Extraordinary Meeting

**Sixteenth resolution**

**(Issue of ordinary shares and share equivalents with pre-emptive subscription rights)**

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with articles L. 225-129 and L. 225-129-2 of the Commercial Code:

- grants powers to the Board of Directors to resolve and issue BNP Paribas ordinary shares and share equivalents, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad;
- resolves that the shares and share equivalents issued by BNP Paribas may give access to the capital of a company more than 50%-owned, directly or indirectly, by BNP Paribas, on the understanding that these issues shall be subject to the consent of the company in which the rights are to be exercised;
- resolves that the par value of capital increases liable to be carried out immediately and/or in the future by virtue of the aforementioned authorisation, may not exceed 1 billion euros, to which shall be added, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of shares or share equivalents in accordance with applicable laws and regulations;
- resolves, moreover, that the par value of debt instruments liable to be issued by virtue of the aforementioned authorisation, may not exceed 10 billion euros or the equivalent in a foreign currency or unit of account set with reference to several currencies;
- resolves that shareholders may exercise their pre-emptive subscription rights in proportion to their existing shares as provided for by law. The Board of Directors may also give shareholders a reducible right to subscribe for any shares and/or share equivalents not taken up by other shareholders. Such additional reducible right shall be exercisable

## Sixteenth resolution (cont'd)

pro rata to the existing interest of the shareholders concerned in the Bank's capital, and in no case shall be higher than the amount asked for.

If the issue of shares or share equivalents is undersubscribed, the Board of Directors may implement any or all of the following options, in the order it considers appropriate:

- limit the capital increase to the amount of subscriptions providing such amount is at least equal to three quarters of the increase,
- freely allocate all or some of the unsubscribed shares or share equivalents among shareholders,
- offer all or some of the unsubscribed shares or share equivalents for subscription by the public;

☐ resolves that, if ordinary BNP Paribas shares with equity warrants attached are issued within the limit mentioned in chapter four above, they may be subscribed for in cash under the conditions set out above or by the allocation to shareholders of old shares free of charge;

☐ notes that, where applicable, the above authorisation shall lead to the automatic waiver by shareholders of their pre-emptive right to subscribe for ordinary shares attaching to these securities in favour of the holders of securities giving access to the Bank's capital;

☐ resolves that the Board of Directors will have full powers to implement this authorisation in order, in particular, to set the issue dates, terms and conditions as well as the form and characteristics of the securities, set the issue price and conditions, set the number of securities to be issued, set the date of dividend entitlement – even retroactive – of the securities, determine the method of paying up shares or share equivalents issued and the conditions under which these will grant entitlement to ordinary BNP Paribas shares, anticipate, when necessary, the conditions for buying back shares on the stock exchange and possibly cancelling them as well as the possibility of suspending the exercise of dividend rights attaching to the securities and set the terms and conditions for protecting the rights of holders thereof in accordance with the applicable laws and regulations, and that it may sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;

■ resolves that the Board of Directors may deduct any amounts from the share premium(s), in particular the costs arising in connection with the issues, and generally take all the necessary steps and enter into all agreements in order to successfully complete the planned issues and record the capital increase(s) resulting from any issue made under this authorisation and make the correlative amendments to the Articles of Association, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;

☐ resolves, moreover, that in the event of the issue of debt securities, the Board of Directors will also have full powers, in particular, to decide whether or not such debt securities will be subordinated, set their interest rate and the terms and conditions of interest payments, their term (which may be fixed or open), the fixed or variable redemption price, with or without a premium, the terms and conditions of redemption – depending on market conditions – and the manner in which the securities will give access to the Bank's capital, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;

☐ resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

## Seventeenth resolution

**(Limitation of the issue of shares and share equivalents without pre-emptive subscription rights)**

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with articles L. 225-129 and L. 225-129-2 of the Commercial Code:

- grants powers to the Board of Directors to resolve and issue BNP Paribas shares and share equivalents, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad;
- resolves that the shares and share equivalents issued by BNP Paribas may give access to the capital of a company more than 50%-owned, directly or indirectly, by BNP Paribas, on the understanding that these issues shall be subject to the consent of the company in which the rights are to be exercised;
- resolves that the par value of capital increases liable to be carried out immediately and/or in the future by virtue of the aforementioned authorisation, may not exceed 320 million euros, which shall include, where applicable, the par value of additional ordinary shares to be issued in order to protect the interests of the holders of share equivalents in accordance with applicable laws and regulations;
- resolves, moreover, that the par value of debt instruments to be issued by virtue of the aforementioned authorisation may not exceed 7 billion euros or the equivalent in a foreign currency or unit of account set with reference to several currencies;
- resolves to eliminate the shareholders' pre-emptive right to subscribe for shares or share equivalents to be issued, on the understanding that the Board of Directors will grant shareholders a preferential right to subscribe for all the shares or share equivalents within the time limit and under the conditions set in accordance with the applicable laws and regulations. Said preferential right shall be non-transferable but may, at the Board's discretion, be offered in an irreducible as well as reducible manner;
- resolves that, if the issue of shares or share equivalents is undersubscribed by shareholders and the public, the Board of Directors may implement any or all of the following options, in the order it considers appropriate:
  - limit the capital increase to the amount of subscriptions providing such amount is at least equal to three quarters of the increase,
  - freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;
- notes that, where applicable, the above authorisation shall lead to the automatic waiver by shareholders of their pre-emptive right to subscribe for shares attaching to these securities in favour of the holders of securities giving access to the Bank's capital;
- resolves that the sum payable to BNP Paribas for each share issued under the aforementioned authorisation, after factoring in the issue price of any shares and equity warrants, will be at least equal to the minimum price provided for by the laws and regulations in force at the time of issue (i.e., currently, the weighted average of prices on the last three trading days on the Eurolist by Euronext before the subscription price of the capital increase is set, minus 5%);
- resolves that the Board of Directors will have full powers to implement this authorisation in order, in particular, to set the issue dates, terms and conditions as well as the form and characteristics of the securities, set the issue price and conditions, set the number of securities to be issued, set the date of dividend entitlement–even retroactive–of the securities, determine the method of paying up shares or share equivalents issued and the conditions under which these will grant entitlement to ordinary BNP Paribas shares, anticipate, where necessary, the conditions for buying back shares on the stock exchange and possibly cancelling them as well as the possibility of suspending the exercise of dividend rights attaching to the securities and set the terms and conditions for protecting the rights of holders thereof in accordance with the applicable laws and regulations, and that it may sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;
- resolves that the Board of Directors may deduct any amounts from the share premium(s), in particular the costs arising in connection with the issues,

## Seventeenth resolution (cont'd)

and generally take all the necessary steps and enter into all agreements in order to successfully complete the planned issues and record the capital increase(s) resulting from any issue made under this authorisation and make the correlative amendments to the Articles of Association, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;

- resolves that, if shares or share equivalents are issued in consideration of securities tendered for a public exchange offer initiated by BNP Paribas, the Board of Directors will have full powers, in particular, to set the exchange rate and, where applicable, any balance to be paid in cash, record the number of securities tendered and the number of shares or share equivalents to be created in return, set the issue dates and terms and conditions, in particular the price and the date of dividend entitlement of the new shares or, where applicable, the share equivalents, credit the difference between the issue price of the new shares and their par value to an "additional paid-in capital" account to which all shareholders have equivalent rights and, if appropriate, to charge all costs and expenses incurred in connection with the authorised issue against additional paid-in capital, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, moreover, that in the event of the issue of debt securities, the Board of Directors will also have full powers, in particular, to decide whether or not such debt securities will be subordinated, set their interest rate and the terms and conditions of interest payments, their term (which may be fixed or open), the fixed or variable redemption price, with or without a premium, the terms and conditions of redemption –depending on market conditions–and the manner in which the securities will give access to the Bank's capital, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers;
- resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

## Eighteenth resolution

**(Charging against the authorised amount to be issued without pre-emptive subscription rights granted by this Meeting under the seventeenth resolution, of any issue made in consideration of unlisted shares tendered to BNP Paribas, within the limit of 10% of the capital)**

The Extraordinary General Meeting, having heard the report of the Board of Directors and in accordance with article L. 225-147, paragraph 6, of the Commercial Code:

- grants the Board of Directors the powers required to increase the capital, on one or more occasions, in consideration of contributions in kind of capital interests or securities not admitted to trading on a regulated market in a country having adhered to the agreement on the European Economic Area or a member of the Organisation for Economic Co-operation and Development;
- sets the maximum amount of the capital increase liable to result from issues authorised by this resolution at 10% of the capital, which shall be deducted from the nominal limit of 320 million euros for capital increases without pre-emptive subscription rights authorised under the seventeenth resolution of this Meeting;

## Eighteenth resolution (cont'd)

- resolves that the number of ordinary shares issued by BNP Paribas in consideration of contributions in kind referred to in this resolution will be determined based on the unit price of the new shares issued and will be at least equal to the weighted average of prices on the last three trading days on the Eurolist by Euronext before the issue price is set, minus 5%);
- grants full powers to the Board of Directors to approve the valuation of contributions, record the completion thereof, deduct from additional paid-in capital, where necessary, all costs and expenses incurred in connection with the capital increase, deduct from additional paid-in capital the amounts to be allocated to the legal reserve and make the correlative amendments to the Articles of Association.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

## Nineteenth resolution

**(Issuance of shares to be paid up by capitalising income, retained earnings or additional paid-in capital)**

The Extraordinary General Meeting, having reviewed the report of the Board of Directors:

- grants the Board of Directors authorisation to increase the share capital, on one or more occasions, within the limit of a maximum par value of 1 billion euros by capitalising income, retained earnings or additional paid-in capital, successively or simultaneously, by creating and allocating ordinary shares free of charge, by increasing the par value of shares or by a combination of these two methods;
- resolves that any rights to fractions of shares will be non-transferable and the corresponding shares will be sold; proceeds from the sale will be allocated to the holders of rights to fractions of shares, at the latest 30 days following the date on which the whole number of shares to which they are entitled are recorded in their share account;
- resolves that the Board of Directors will have full powers to determine, where necessary, the issue dates, terms and conditions, set the number of shares to be issued and, more generally, take all the necessary steps to ensure the smooth completion of the issue, complete all the necessary acts and formalities to effect the corresponding capital increase(s) and make the correlative amendments to the Articles of Association, and that it may sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions set by law;
- resolves, lastly, that this authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The powers thus granted to the Board of Directors will be valid for a period of 26 months from the date of this Meeting.

## Twentieth resolution

**(Overall limitation of authorisations)**

The Extraordinary General Meeting, having reviewed the report of the Board of Directors:

- resolves to set the maximum par value of capital increases liable to be carried out immediately and/or in the future under the authorisations granted under the sixteenth, seventeenth and nineteenth resolutions above at 1 billion euros, to which shall be added, where applicable, the par value of additional shares to be issued in order to protect the interests of the holders of shares or share equivalents in accordance with applicable laws and regulations;
- resolves to set the maximum par value of debt securities liable to be issued under the authorisations granted under the sixteenth and seventeenth resolutions above at 10 billion euros, or the equivalent in a foreign currency or unit of account set with reference to several currencies.

## Twenty-first resolution

**(Amendment of the fourteenth resolution adopted by the Combined Annual Meeting of 18 May 2005: global limitation of authorisations regarding dividend rights and bonus shares)**

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, resolves to amend the fourteenth resolution (Authorisation to grant stock options to corporate officers and certain employees) adopted by the Combined Annual Meeting of 18 May 2005, which is valid for 38 months as from such date, as follows:

Fourteenth resolution:

Paragraph 3 of the fourteenth resolution is amended as follows:

*"The number of shares that may be subscribed or purchased through the exercise of outstanding options issued under this authorisation may not exceed 3% of the Bank's issued capital as of the date of this Meeting, it being specified that the number of bonus shares allocated under the fifteenth resolution of the Annual Meeting of 18 May 2005 (Authorisation to grant bonus shares to employees and corporate officers of BNP Paribas and related companies) will be deducted from this limit, which is set at 3% as a global limit applicable to this resolution and the fifteenth resolution."*

## Twenty-second resolution

**(Authorisation to be given to the Board of Directors to increase the capital via the issue of shares reserved for the members of the Corporate Savings Plan)**

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with articles L. 443-5 of the Employment Code and L. 225-129-2, L. 225-129-6 and L. 225-138-1 of the Commercial Code, authorises the Board of Directors to increase the Bank's capital, on one or more occasions at its own discretion, by a maximum par value of 36 million euros, via the issue of shares reserved for the members of the Corporate Savings Plan.

The shares issued under this authorisation will be offered at a discount of 20% to the average of the prices quoted for BNP Paribas shares over the 20 trading days preceding the date of the decision made by the Board of Directors to open the subscription period. At the time of the issue(s) carried out under this authorisation, the Board of Directors may reduce this discount on a case-by-case basis where required due to tax, labour or accounting rules and regulations applicable in certain countries where participating BNP Paribas Group

## Twenty-second resolution (cont'd)

companies or entities carry out their operations. The Board of Directors may also resolve to grant bonus shares to the subscribers of new shares, instead of the discount and/or as part of the Bank's contribution.

Within the scope of this authorisation, the Annual Meeting resolves to eliminate the shareholders' pre-emptive right to subscribe for the shares to be issued in favour of the members of the Corporate Savings Plan.

This authorisation will be valid for a period of 26 months as from the date of this Meeting.

The Annual Meeting gives full powers to the Board of Directors to implement this authorisation, within the limits and under the conditions set out above, with the possibility to sub-delegate such powers to the Chief Executive Officer or, with the latter's consent, to one or more Chief Operating Officers, under the conditions provided for in article L. 225-129-4 of the Commercial Code, in order to:

- determine the companies and groups whose employees may subscribe;
- set the conditions of seniority applicable to subscribers of new shares and, under the conditions set by law, the time granted to subscribers to pay in these shares;
- determine whether shares may be subscribed directly or through an investment trust or other structures authorised under the applicable laws and regulations;
- set the subscription price of the new shares;
- fix the amount of each issue, the duration of the subscription period, the date from which the new shares will carry dividend and voting rights, and generally all other terms and conditions of issue;
- place on record each capital increase based on the aggregate par value of the subscribed shares;
- carry out all related formalities and amend the Articles of Association to reflect the new capital;
- at the Board's sole discretion, after each share issue, charge the share issuance costs against the related premium and deduct from the premium the sum required to raise the legal reserve to one-tenth of the new capital;
- generally, take any and all measures to effect the capital increases, in full compliance with the applicable laws and regulations.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

## Twenty-third resolution

**(Authorisation to be given to the Board to reduce the Bank's capital by the cancellation of shares)**

The Extraordinary General Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, authorises the Board of Directors pursuant to article L. 225-209 of the Commercial Code to cancel, on one or several occasions, all or part of the BNP Paribas shares that the Bank currently holds or that it may acquire in accordance with the conditions laid down by the Ordinary General Meeting, provided that the number of shares cancelled does not exceed 10% of the total number of shares per period of twenty-four months, and to reduce the capital accordingly by debiting any difference between the price paid for the cancelled shares and their par value against additional paid-in capital or revenue reserves, including the legal reserve up to a limit of 10% of the amount of capital cancelled.

The Annual Meeting gives full powers to the Board of Directors to implement this authorisation, carry out all acts, formalities and declarations, including the amendment of the Articles of Association, and generally, do all that is necessary, with the possibility to sub-delegate such powers under the conditions set by law.

This authorisation cancels and replaces the authorisation granted under the sixteenth resolution of the Annual Meeting of 18 May 2005 and is granted for a period of 18 months as from the date of this Meeting.

## Twenty-fourth resolution

**(Approval of the merger of *Société Centrale d'Investissements* into BNP Paribas)**

The Extraordinary General Meeting, having reviewed:

- the report of the Board of Directors,
- the merger agreement signed on 27 March 2006,
- the report on the terms and conditions of the merger and the report on the value of contributions in kind prepared by Olivier Péronnet and René Ricol, merger commissioners appointed by order of the Presiding Judge of the Paris Commercial Court on 1 March 2006;

- approves all the terms of the merger agreement pursuant to which *Société Centrale d'Investissements* contributes to BNP Paribas its entire assets and liabilities with retroactive effect as of 1 January 2006 within the scope of the merger, subject to fulfilment of the conditions precedent provided for therein, in particular:
  - assets totalling 5,453,471,955 euros and liabilities totalling 157,865,721 euros, i.e., a contribution by Société Centrale d'Investissements of net assets totalling 5,295,606,234 euros,
  - the consideration for the contributions made within the scope of the merger at the rate of three (3) BNP Paribas shares for one (1) *Société Centrale d'Investissements* share;
- resolves to increase the capital by 1,890 euros, subject to fulfilment of the conditions precedent provided for in the merger agreement, via the creation of 945 new shares with a par value of 2 euros each, fully paid in, with dividend entitlement as of 1 January 2006. Said shares will be allocated to *Société Centrale d'Investissements* shareholders other than BNP Paribas, on the basis of three (3) BNP Paribas shares for one (1) *Société Centrale d'Investissements* share;
- records that the difference between the amount of net assets contributed by *Société Centrale d'Investissements* that will be allocated to shareholders other than BNP Paribas, and the amount of the above-mentioned capital increase, i.e., 48,139 euros, will constitute a merger premium, and that the operation has also created a merger surplus of 807,534,174 euros;
- resolves to deduct the sum of 190 euros from the merger premium to be allocated to the legal reserve and resolves to allocate the balance of the merger premium, i.e., the sum of 47,949 euros, to the "merger premiums" account under the liabilities of BNP Paribas to which all current and former shareholders will have equal rights;
- resolves to appropriate the merger premium as follows: 167,482,877 euros to income, pursuant to CRC Regulation n° 04-01, and 640,051,297 euros to the "merger premiums" account, from which will be deducted all amounts needed to satisfy the requirements of French tax regulations, in particular the allocation to the long-term capital gains reserve of an amount equivalent to the absorbed company's existing reserve (501,785,221 euros);
- authorises the Board of Directors to deduct from the "merger premiums" account all costs, duties, taxes and fees incurred in connection with this merger;
- resolves, as a result of the foregoing, that *Société Centrale d'Investissements* will be dissolved without liquidation by operation of law, subject to fulfilment of the conditions precedent provided for in the merger agreement, as BNP Paribas will be subrogated to all of its rights and obligations;
- grants full powers to the Board of Directors to record fulfilment of the conditions precedent set out in the merger agreement, record the final completion of the capital increase and make the correlative amendment to the Articles of Association, with the possibility to sub-delegate such powers to its Chairman and Chief Executive Officer.

## Twenty-fifth resolution

**(Amendment of the Articles of Association with regard to the election of directors by employees)**

The Extraordinary General Meeting, having heard the report of the Board of Directors, resolves to simplify the electoral procedures and, as a result, to amend chapter III, article 7, paragraph 2/ of the Articles of Association as follows:

*new wording of paragraph 2/ of article 7: "2/Of members of the Board representing BNP Paribas SA employees."*

"The status of employee representatives on the Board and the related election procedures shall be governed by articles L. 225-27 to L. 225-34 of the Commercial Code, as well as the provisions of these Articles of Association.

There shall be two employee representatives on the Board of Directors, including one representing managerial staff and one representing the Bank's non-managerial personnel.

These directors shall be elected by BNP Paribas SA's employees.

They shall be appointed for a three-year term.

Elections shall be organised by Management. The timetable and terms and conditions applicable to elections shall be drawn up by Management in agreement with the applicable unions such that the second round of elections can be held no later than fifteen days before the end of the term of office of the outgoing directors.

Each candidate shall be elected on a majority basis after two rounds held in each of the electoral colleges.

Each application shall include both the candidate's name and the name of a replacement, if any.

Applications may not be amended during the second round of elections.

The candidates must belong to the electoral college where they are standing for vote.

Applications that are not presented by a trade union representative from the Bank shall be submitted together with a document featuring the names and signatures of one hundred electors belonging to the electoral college where they are standing for vote."

## Twenty-sixth resolution

**(Powers to carry out formalities)**

The Annual Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal or administrative formalities and to make all filings and publish all notices required by the applicable laws.

# Summary of proposed resolutions

**Twenty six resolutions are tabled at the Combined Annual and Extraordinary General Meeting called on 23 May 2006.**

## The Board of Directors of BNP Paribas is inviting shareholders to vote fifteen resolutions governed by the quorum and majority voting rules applicable to Ordinary General Meetings:

**The first two resolutions** concern approval of the 2005 financial statements of the Group and the Bank after hearing the reports of the Board of Directors and the Auditors.

---

**The third resolution** concerns the appropriation of income for the year and the distribution of the 2005 dividend. The total amount to be appropriated is 12,113.311 million euros, made up of BNP Paribas SA's net income for the year of 3,423.169 million euros, plus 8,690.142 million euros in retained earnings. The total dividend of 2,183.006 million euros to be paid to BNP Paribas SA shareholders corresponds to a dividend of 2.60 euros per share. The 2005 dividend will be paid as from 31 May 2006 in cash only. The Board of Directors is also recommending that 54.646 million euros should be appropriated to the special Investment Reserve and the balance of 9,875.659 million euros to unappropriated retained earnings.

This dividend is significantly higher than the dividend paid in 2005 (in relation to 2004 net income), representing an increase of 30.0% and outstripping the 19.6% growth in earnings per share. The payout rate has risen to 37.4% from 35.7% in 2005 (IFRS standards).

---

In the life of any company, especially one that represents the cornerstone of a group, it is common for agreements to be entered into directly or indirectly between that company and other entities with common directors, between the company and its directors, or with shareholders owning more than 5% of the company's capital. Under article L. 225-38 of the Commercial Code, these agreements must be authorised by the Board of Directors and then approved by the General Meeting of shareholders on the basis of a special report prepared by the Auditors. This approval is the subject of **the fourth resolution**.

For BNP Paribas, a shareholders' agreement regarding LaSer Cofinoga entered within the scope of the link-up with the Galeries Lafayette Group is mentioned. The agreement with the Axa Group was adapted in view of the merger of Finaxa into Axa.

---

In **the fifth resolution**, the Board of Directors is seeking an 18-month authorisation to carry out a share buyback programme. In accordance with the law, the number of shares acquired under the programme would not exceed 10% of the Bank's capital.

The shares would be acquired for several purposes, as follows:

- for allocation or sale to employees under the profit-sharing scheme, employee share ownership plans, corporate savings plans, or stock option plans, as well as for the allotment of bonus shares to employees with the aim of increasing their motivation by allowing them to share in the value created by the Bank and have an interest in its development,
- for cancellation, subject to authorisation by the shareholders (see twenty-third resolution),

*[This authorisation is therefore necessary to implement the share buybacks which BNP Paribas intends to carry out in order to neutralise the impact of employee share issues.]*

- for exchange in connection with external growth operations.

The shares could be purchased by any appropriate method, including in the form of block sales or by means of derivatives.

The maximum purchase price is set at 100 euros; this has been adjusted compared with the previous price authorised by the Annual Meeting of 28 May 2004 (75 euros), to take into account the new share price on the markets (up 6.77% in 2004 and 28.24% in 2005).

Shares may be purchased at any time, unless they are the subject of a public offer.

The Board of Directors will submit a summary of these operations to the Annual Meeting to be held on 15 May 2007 (unless this date is subsequently changed) to vote on the 2006 financial statements.

---

In **the sixth resolution**, shareholders are asked to appoint Laurence Parisot as director for a term of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements. Laurence Parisot, 46, President of the *Mouvement des Entreprises de France* and Chairman of the Ifop Group's Board of Directors, would be an independent member of the Board.

---

In **the seventh, eighth, ninth, tenth and eleventh resolutions**, shareholders are asked to renew the terms of office as directors of Claude Bébéar, Jean-Louis Beffa and Alain Joly, as well as those of Denis Kessler and Michel Pébereau; these terms of office would be renewed for a period of three years, expiring at the close of the Ordinary General Meeting to be called in 2009 to approve the 2008 financial statements.

Alain Joly and Denis Kessler, who are not members of the BNP Paribas Group, are independent members of the Board: Alain Joly, 68, is Chairman of Air Liquide's Supervisory Board, and Denis Kessler, 54, is Chairman and Chief Executive of Scor.

Claude Bébéar and Jean-Louis Beffa also do not belong to the Group; Claude Bébéar, 70, is Chairman of the Supervisory Board of the Axa Group, BNP Paribas' main shareholder holding 5.70% of the capital, and Jean-Louis Beffa, 64, Vice-Chairman of BNP Paribas' Board of Directors, is Chairman and Chief Executive Officer of Compagnie de Saint-Gobain.

Michel Pébereau, 64, has been the Chairman of BNP Paribas' Board of Directors since June 2003.

---

In **the twelfth, thirteenth and fourteenth resolutions**, shareholders are asked to appoint Deloitte & Associés as principal Auditor and BEAS as deputy Auditor, and to renew the appointments of Mazars & Guérard and PricewaterhouseCoopers Audit as principal Auditors, and the appointments of Michel Barbet-Massin and Pierre Coll as deputy Auditors. These Auditors will be appointed for a period of six years. They were chosen following a call for tenders launched at the end of 2005 by the Board of Directors' Financial Statements Committee.

---

**The fifteenth resolution** concerns the granting of powers required to make all filings and carry out all formalities under the laws applicable to ordinary meetings.

# Eleven resolutions are then tabled at the Extraordinary Meeting:

In **the sixteenth resolution**, shareholders are asked to give the Board of Directors a 26-month authorisation to issue ordinary shares and share equivalents with pre-emptive subscription rights for existing shareholders. This is a renewal of the authorisation given by the shareholders in 2004.

The par value of capital increases liable to be carried out may not exceed 1 billion euros, exactly the same amount constantly set by the shareholders since the AGM on 23 May 2000. This will lead to the creation of a number of new shares equivalent to 54% of the Bank's current capital.

The maximum par value of debt securities issued under this authorisation may not exceed 10 billion euros.

This authorisation cancels and replaces all earlier authorisations to issue shares and share equivalents with pre-emptive subscription rights.

In **the seventeenth resolution**, shareholders are asked to limit the 26-month authorisation for the Board of Directors to issue shares and share equivalents to less than 20% of the existing capital, without pre-emptive subscription rights. Existing shareholders will be given a priority right to subscribe for all of the new shares.

These new shares or share equivalents may be issued in consideration of securities tendered for a public exchange offer on one or more other companies.

The par value of capital increases liable to be carried out may not exceed 320 million euros: this will lead to the creation of a number of new shares equivalent to approximately 17% of the existing capital. Moreover, in accordance with applicable laws and regulations, *"the issue price will be at least equal to the weighted average of prices on the last three trading days before the subscription price is set, minus 5%"*, thus in keeping with market conditions.

In addition, the maximum par value of debt securities issued under this authorisation may not exceed 7 billion euros.

This authorisation cancels and replaces all earlier authorisations to issue shares and share equivalents without pre-emptive subscription rights.

In **the eighteenth resolution**, shareholders are asked to charge against the authorised amount to be issued without pre-emptive subscription rights for which authorisation was granted by the Meeting under the seventeenth resolution, of any issue made in consideration of unlisted shares within the limit of 10% of the capital, in accordance with Order n° 2004-604 of 24 June 2004 reforming the regulations applicable to securities: this will increase BNP Paribas' negotiating power and is therefore favourable to shareholders.

Moreover, in spite of the flexibility provided for under the aforementioned Order, the issue price will not be calculated at the discretion of the Board; reference must be made to market conditions through the application of the formula set out in the seventeenth resolution *(at least the weighted average of prices on the last three trading days on the Eurolist by Euronext before the subscription price of the capital increase is set, minus 5%).*

This authorisation will have no impact on the global amount of capital increases which the Board may carry out without pre-emptive subscription rights, insofar as the budget set by shareholders will be deducted from the nominal limit authorised under the foregoing resolution.

In **the nineteenth resolution**, the Board of Directors is authorised to increase the share capital by capitalising retained earnings, within the limit of a maximum par value of 1 billion euros. This will lead to the creation and allocation of bonus shares and/or to an increase in the par value of existing shares.

Shareholders are informed that the maximum par value of capital increases liable to be carried out immediately and/or in the future under the authorisations granted under the sixteenth, seventeenth and nineteenth resolutions will be set at 1 billion euros. Likewise, the maximum par value of debt securities liable to be issued under the above authorisations will be set at 10 billion euros (**twentieth resolution**).

In **the twenty-first resolution**, shareholders are asked to amend the fourteenth resolution adopted by the Annual Meeting of 18 May 2005, to give the Board of Directors a 38-month authorisation to grant options to purchase new or existing shares in the Bank, up to a maximum of 1.5% of the capital, i.e., 0.5% per year.

This is in keeping with the fifteenth resolution (Annual Meeting of 18 May 2005) under which the Board was also given a 38-month authorisation to allocate bonus shares within the limit of 1.5% of the capital, i.e., an average of 0.5% per year.

Both of these authorisations are intended to enable BNP Paribas to attract and retain key personnel and corporate officers by aligning their interests on those of shareholders.

Within this context, based on the formulae used in this respect, too many bonus shares would be granted, which moreover proves often less attractive for the Bank's non-resident personnel due to the tax treatment applicable, and the impact on the accounts would be greater given the adoption of IFRS standards. A balancing mechanism is therefore proposed to shareholders:

- by introducing a global limit for both measures of 3% of capital, i.e., an average of 1% per year,
- by retaining the limit of 1.5% applicable to the allocation of bonus shares over 38 months.

The Bank may therefore distribute additional stock-options and offset this measure by reducing the number of bonus shares allocated. This would have no impact on the global capital increases liable to be resolved by the Board.

Lastly (see presentation of the fifth resolution), shareholders are reminded that the Bank will buy back shares in order to neutralise the impact of issues to employees.

In view of the terms and conditions applicable to the allocation of stock-options, employees are provided with the same benefits as shareholders, in particular given that:

- since its inception, the Bank's stock-option plans have been subject to the achievement of a number of financial objectives and/or the performance of BNP Paribas shares based on a reference index; these conditions are set out in the Annual Report,
- the subscription or purchase price of shares will be calculated in accordance with the law, without the application of any discount (under law, a maximum discount of 20% may be applied).

None of these shares will carry additional dividend rights or double voting rights, as BNP Paribas applies the strict principle of one share = one vote = one dividend.

The 1987 privatisation of Paribas and the 1993 privatisation of BNP created an opportunity for many employees to become shareholders of their bank, offering them a powerful incentive to perform well. Most of the employees invested through the Corporate Savings Plan which is open to all members of staff. Payments into the plan are inaccessible for a period of five years. There is one subscription period per year in accordance with the conditions set down by law.

At 31 December 2005, employees held 4.11% of the Bank's capital through the Corporate Savings Plan, compared with 3.79% at the end of 2004. In 2005, 5,000,000 shares were created in this respect (0.60% of the capital). However, taking into account shares bought back from employees at the end of the five-year holding period, the net income in the proportion of capital held by employees was reduced by almost half, to 0.32%. This holding was diluted when the rights issue was made with regard to the acquisition of BNL, as mutual funds do not have any liquidities: accordingly, employees now only hold 3.66% of the Bank's capital.

None of these shares carry additional dividend rights or double voting rights. Each of the funds under the Corporate Savings Plan is managed by a Supervisory Board, made up of elected employee representatives who are by nature independent from the BNP Paribas Group's management. The Chairman of each Supervisory Board votes autonomously, in person, at the Bank's

Annual Meeting: no powers are granted to the Chairman of BNP Paribas.

With the aim of bolstering employee involvement in the Bank's development and the value creation process the shareholders are asked, in **the twenty-second resolution**, to authorise the Board for a period of twenty-six months to increase the Bank's capital within the limit of 36 million euros, via the issue of shares reserved for members of the Corporate Savings Plan of the Bank and some of its subsidiaries; this authorisation will give rise to the elimination of pre-emptive subscription rights. The sum of 36 million euros represents the creation of 18 million shares, i.e., approximately 1.95% of the Bank's existing capital, or less than 1% per year on average; shareholders are then informed (see presentation of the fifth resolution), that the Bank will buy back shares in order to neutralise the impact of share issues for employees. This authorisation will cancel and replace any existing authorisations to the same effect.

In **the twenty-third resolution**, shareholders are asked to grant the Board authorisation for 18 months to cancel some or all of its treasury stock or shares acquired within the scope of the authorisation granted by the Ordinary General Meeting by reducing its capital by no more than 10% over a period of 24 months. This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

In **the twenty-fourth resolution**, shareholders are asked to approve the merger of *Société Centrale d'Investissements* into BNP Paribas, after having reviewed the merger agreement, the Board of Directors' report and the reports of the merger Commissioners.

*Société Centrale d'Investissements* is an asset management holding company wholly-owned by the BNP Paribas Group. The merger of *Société Centrale d'Investissements* into BNP Paribas is part of the plan to simplify the operating structure of BNP's holding companies, and to create synergies within the Group with regard to the administrative and accounting management of its securities portfolio.

Shareholders are also asked to approve the contributions made by *Société Centrale d'Investissements*, as well as the merger premium, and to appropriate the latter in accordance with the terms of the merger agreement.

**The twenty-fifth resolution** concerns the amendment of the Articles of Association with regard to the simplification of the elections of directors by employees. Essentially, the Articles must be harmonised in view of the reduction from three to two of the number of Directors elected by employees (seventeenth resolution of the Annual Meeting of 18 May 2005), and be consistent with the terms of the Collective Bargaining Agreement.

**The twenty-sixth resolution** is the standard resolution which gives the necessary powers to carry out legal publication and other formalities in relation to the Extraordinary Meeting.

# Information concerning Directorship candidates*



## Laurence PARISOT

**Principal functions:**
President of the *Mouvement des Entreprises de France* since 5 July 2005
Chairman of the Board of Directors of market research firm IFOP
Born on 31 August 1959

**EDUCATION AND PROFESSIONAL EXPERIENCE:**
Laurence Parisot graduated from the *Institut d'études politiques* of Paris, and also holds a Masters' degree in Law from Nancy II University as well as a post-graduate degree in Political Sciences.
From 1983 to 1985, Laurence Parisot worked at the *Centre d'Études de la Vie Politique Française* as assistant to the President, Alain Lancelot. In 1985, she became a research analyst and then Chief Executive Officer of the *Institut Louis-Harris France*. By the time she left in 1990, the company had quadrupled its revenues and returned to profit.
In 1990, Laurence Parisot took over the reins at IFOP, which was controlled at that time by Bossard Consultants. Having acquired a stake in the company, she turned the business around before assuming control in 1998 when Bossard Consultants merged with Cap Gemini. Under her management, IFOP grew into a leading player in the world of market research, and opened subsidiaries in Canada and Argentina as well as an office in Shanghai.

**POSITIONS:**
**Chairman:**
Gallup France from 1992 to 2002; IFOP Shanghai since 1996; IFOP-CMR since 1999.
**Member:**
The Executive Committee and Board of Directors of MEDEF (2003-2005); the *Conseil économique et social* since 2004, on the Committee for Labour and Delegation to the European Union; the Supervisory Board of Michelin and the Board of Directors of Havas, since 2005.

**REASONS FOR THE PROPOSED APPOINTMENT AS DIRECTOR:**
In view of her skills, experience and commitment, the Board of Directors, acting on the proposal of the Corporate Governance and Nominations Committee, recommends Laurence Parisot for election to the position of Director on the BNP Paribas Board of Directors. Laurence Parisot is independent according to French corporate governance guidelines.



## Claude BÉBÉAR

**Principal function:**
Chairman of the Supervisory Board of AXA
Born on 29 July 1935

Elected on 14 May 2003. Term expires at the 2006 AGM
First elected to the Board on 23 May 2000
Number of BNP Paribas shares held: 3,074

**Director:**
*AXA Assurances Iard Mutuelle*
*AXA Assurances Vie Mutuelle*
*AXA Courtage Assurance Mutuelle*
*AXA Financial Inc., United States*

**Member of the Supervisory Board:**
Vivendi Universal

**Non-voting director:**
*Schneider Electric*

**Chairman:**
*Institut* du Mécénat de Solidarité
*Institut* Montaigne

**Member:**
*International Advisory Panel of the Monetary Authority of Singapore*
*International Advisory Board of the Tsinghua School of Economics and Management, Beijing*

**EDUCATION AND PROFESSIONAL EXPERIENCE:**
Claude Bébéar graduated from the *École Polytechnique* and from the *Institut des Actuaires français*. He joined Anciennes Mutuelles in 1958 (which became Mutuelles Unies in 1978) where he occupied the posts of *Attaché*, Assistant Director in 1964, Deputy Managing Director in 1972, and Director-Chief Executive Officer (1975 to 1982). He then took up the posts of Chairman of Mutuelles Unies and of Groupe Drouot before becoming Chairman of AXA when it was founded in 1985, until May 2000 when he was appointed Chairman of the Supervisory Board.

**REASONS FOR THE PROPOSED RE-ELECTION AS DIRECTOR:**
In view of his skills, experience and commitment, the Board of Directors, acting on the proposal of the Corporate Governance and Nominations Committee, recommends Claude Bébéar for re-election to the position of Director on the BNP Paribas Board of Directors.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*



## Jean-Louis BEFFA

**Principal function:**
Chairman and Chief Executive Officer of Compagnie de Saint-Gobain
Born on 11 August 1941

Elected on 14 May 2003. Term expires at the 2006 AGM
First elected to the Board on 22 October 1986
Number of BNP Paribas shares held: 3,904

**Vice Chairman** of the Board of Directors of BNP Paribas

**Chairman:** *Claude Bernard Participations*

**Director:**
Gaz de France
*Groupe Bruxelles Lambert, Belgium*
*Saint-Gobain Cristalería SA, Spain*
*Saint-Gobain Corporation, United States*

**Permanent representative:**
Saint-Gobain PAM

**Chairman of the Supervisory Board:**
*Agence de l'Innovation Industrielle*

**Member of the Supervisory Board:**
Le Monde SA
*Le Monde Partenaire AS (SAS)*
*Société Éditrice du Monde (SAS)*

**EDUCATION AND PROFESSIONAL EXPERIENCE:**
Jean-Louis Beffa is a graduate of the *École Polytechnique* and the *École des Mines*. He also holds graduate qualifications from the *École Nationale Supérieure du Pétrole* and the *Institut d'Études Politiques* of Paris.
He launched his career as an engineer within the Fuel Oils Division of the Ministry of Industry, before becoming Head of the Refining Department and then Deputy Director of the Division.
He joined Compagnie de Saint-Gobain as Responsible for Corporate Planning in 1974, before becoming Chief Executive Officer at Pont-à-Mousson SA then Chairman and CEO. From 1979 to 1982, he was also Manager of Saint-Gobain's Pipe and Mechanical Engineering Division. After four years in the role of Chief Executive Officer (from March 1982), Jean-Louis Beffa became the Chairman and Chief Executive Officer of Saint-Gobain in January 1986.

**REASONS FOR THE PROPOSED RE-ELECTION AS DIRECTOR:**
In view of his skills, experience and commitment, the Board of Directors, acting on the proposal of the Corporate Governance and Nominations Committee, recommends Jean-Louis Beffa for re-election to the position of Director on the BNP Paribas Board of Directors.



## Alain JOLY

**Principal function:**
Chairman of the Supervisory Board of Air Liquide
Born on 18 April 1938

Elected on 14 May 2003. Term expires at the 2006 AGM.
First elected to the Board on 28 June 1995
Number of BNP Paribas shares held: 4,152

**Director:**
Lafarge
*Société d'Oxygène et d'Acétylène d'Extrême-Orient*

**Chairman:**
*European Association for Listed Companies (EALIC)*

**Vice Chairman:**
*European Round Table (ERT)*

**EDUCATION AND PROFESSIONAL EXPERIENCE:**
Alain Joly graduated from the *École Polytechnique* before teaming up with Groupe Air Liquide in 1962. Having held a variety of different posts in France and Canada, he became Chief Executive Officer in 1985 before taking over as Chairman and Chief Executive Officer in 1995. Since November 2001, he has been Chairman of the Supervisory Board (until May 2006).

**REASONS FOR THE PROPOSED RE-ELECTION AS DIRECTOR:**
In view of his skills, experience and commitment, the Board of Directors, acting on the proposal of the Corporate Governance and Nominations Committee, recommends Alain Joly for re-election to the position of Director on the BNP Paribas Board of Directors.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*



## Michel PEBEREAU

**Principal function:**
Chairman of the BNP Paribas Board of Directors
Born on 23 January 1942

Elected on 14 May 2003. Term expires at the 2006 AGM.
First elected to the Board on 14 May 1993
Number of BNP Paribas shares held: 110,006

**Director:** Lafarge; Saint-Gobain; Total
*Pargesa Holding SA, Switzerland*

**Member of the Supervisory Board:** AXA
*Banque Marocaine pour le Commerce et l'Industrie, Morocco*

**Non-voting director:** *Société Anonyme des Galeries Lafayette*

**Chairman:**
*European Banking Federation*
*Investment Banking and Financial Markets Committee of the French Banking Federation*
*Management Board of Institut d'Études Politiques of Paris*
*Supervisory Board of Institut Aspen France*
*Institut de l'Entreprise*

**Member:**
*High Council for Education*
*International Institute of Banking Studies*
*International Advisory Panel of the Monetary Authority of Singapore*
*International Capital Markets Advisory Committee of the Federal Reserve Bank of New York*
*International Monetary Conference*
*International Business Leaders' Advisory Council for the Mayor of Shanghai (IBLAC)*

**EDUCATION AND PROFESSIONAL EXPERIENCE:**
Michel Pébereau graduated from the *École Polytechnique* before attending the French national school of public administration (ENA). He is *Inspecteur Général Honoraire des Finances.* He spent fifteen years working for the Ministry of Economy and Finance, first within the Finance Inspectorate and then at the Treasury Directorate.
He left the civil service to join Crédit Commercial de France (CCF), and oversaw the privatisation of two banks: the CCF and the Banque Nationale de Paris, whose he was Chairman and Chief Executive Officer from 1993 to 2000. After the merger of BNP with Paribas, he remained in this same position with the new entity, BNP Paribas, until 2003.
He was elected "Financier of the Year" in 2001 by the French association of doctors in Economics (*Association nationale des docteurs ès sciences économiques*) and "Strategist of the Year" by the business daily *La Tribune.*

**REASONS FOR THE PROPOSED RE-ELECTION AS DIRECTOR:**
In view of his skills, experience and commitment, the Board of Directors, acting on the proposal of the Corporate Governance and Nominations Committee, recommends Michel Pébereau for re-election to the position of Director on the BNP Paribas Board of Directors.



## Denis KESSLER

**Principal function:**
Chairman and Chief Executive Officer of Scor
Born on 25 March 1952

Elected on 14 May 2003. Term expires at the 2006 AGM
First elected to the Board on 23 May 2000
Number of BNP Paribas shares held: 812

**Chairman:**
SCOR Vie
*SCOR Italia Riassicurazioni S.p.A., Italy*
*SCOR Life US Reinsurance, United States*
*SCOR Reinsurance Company, United States*
*SCOR US Corporation, United States*

**Director:**
Bolloré Investissement SA; Dassault Aviation
*Amvescap Plc, United Kingdom*
*Cogedim SAS*
*Dexia SA, Belgium*
*SCOR Canada Reinsurance Company, Canada*

**Member of the Supervisory Board:**
*SCOR Deutschland, Germany*

**Permanent representative:**
*Fergascor* on the Board of Communication & Participation SA

**Non-voting director:** *FDC SA, Gimar Finance & Cie SCA*

**Member:**
*Commission Économique de la Nation, Conseil Économique et Social; Conseil d'administration du Siècle, Association de Genève; Comité des Entreprises d'Assurance*

**EDUCATION AND PROFESSIONAL EXPERIENCE:**
A graduate of the *École des Hautes Études Commerciales* and a University lecturer with Doctorates' in Economics and Social Sciences, Denis Kessler has been Chairman and Chief Executive Officer of the Scor group since 4 November 2002.
Prior to this, he was Chairman of the French insurers' federation (FFSA) from 1990 to 1997 and again from 1998 to 2002. He was a member of the *Conseil National des Assurances* and of the *Conseil de Présidence* (1990-1996 and 1998-2001) and Vice Chairman (1996-1998 and 2001-2002) of the European Federation of National Insurance Associations (CEA), as well as Chief Executive Officer and member of the Executive Committee of AXA group (1997-1998). Denis Kessler has also held a number of posts at the French national employers' federation, *Mouvement des Entreprises de France* (MEDEF), including: member of the Executive Committee (1991-1994), Executive Vice-President (1995-1998), and Senior Executive Vice-President (1999-2002).

**REASONS FOR THE PROPOSED RE-ELECTION AS DIRECTOR:**
In view of his skills, experience and commitment, the Board of Directors, acting on the proposal of the Corporate Governance and Nominations Committee, recommends Denis Kessler for re-election to the position of Director on the BNP Paribas Board of Directors.

* *Directorships and other functions shown in italics are not governed by the provisions of Act no. 2001-401 of 15 May 2001 concerning multiple directorships.*

# BNP Paribas group in 2005

## Very solid growth(1) in the business

In 2005, the global economy experienced another year of sustained growth with corporates remaining in excellent financial health and equity markets in Europe and Asia rising sharply. BNP Paribas' substantial global expansion enabled it to take advantage of this positive business cycle and to post sharply higher revenues. The Group's net banking income rose 14.1% to 21,854 million euros. Excluding BNP Paribas Capital, growth equals 14.6%. This growth is the result of a combination of vigorous organic growth (+11.2% at constant scope and exchange rates, excluding BNP Paribas Capital) and the accelerating effect of acquisitions, which delivered roughly 3.4 points in net banking income growth.

**Average annual growth rate of NBI**



3.3 %
5.0 %
14.6 %
2000-2003
2004/2003
2005/2004*


** EU-IFRS standards excluding BNP Paribas Capital*

At 13,369 million euros, operating expenses and depreciation was up 11.1%, or 6.8% at constant scope and exchange rates, excluding BNP Paribas Capital. Gross operating income thus rose 19.2% to 8,485 million euros and the cost/income ratio improved 1.6 points, at 61.2%. Excluding BNP Paribas Capital, gross operating income rose 20.7% (+19.3% at constant scope and exchange rates) and the cost/income ratio improved 1.9 points at 62.2%.

Net additions to provisions (610 million euros) fell 28.0% and operating income rose sharply 25.5%, to 7,875 million euros.

*(1) All growth rates and comparisons indicated are on a comparable accounting standard basis, except where expressly stated. These figures are the result of a comparison of 2005 annual results calculated on the basis of IFRS accounting standards as adopted by the European Union for 2005 and a simulated restatement of 2004 annual results on the basis of these same accounting standards. The corresponding simulated figures have not been audited.*

Non-operating items contributed 549 million euros, up 15.1% compared to 2004. The tax burden rose 29.3% to 2,138 million euros and the share of minority interests was stable at 434 million euros.

The net income group share, 5,852 million euros, was up 25.1%. It takes into account a 30% increase in the Regulated Profit-Sharing. After-tax return on equity was 20.2%. Earnings per share came to 7.02 euros.

The Board of Directors proposes at the Shareholders Meeting to pay a dividend of 2.60 euros, a 30% increase compared to last year.

As at 31 December 2005, the Group's international capital adequacy ratio was 11.0% and the Tier 1 ratio was 7.6%.

**Earnings per Share**



In €
CAGR: +27.6%
4.31
5.55
7.02
2003*
2004*
2005


*Undiluted EPS calculated based on the average number of shares outstanding.*
** French standards.*

**Dividend per Share**



In €
CAGR: +33.9%
1.45
2.00
2.60**
2003
2004
2005


*** Subject to shareholder approval.*

# A powerfull dynamic under way in each core business

**Each of the three business lines contributed to this performance.**

## Retail Banking

In 2005, the retail banking businesses stepped up their expansion and further enhanced their profitability. Net banking income edged up 12.6% to 11,250 million euros. Pre-tax income, 3,657 million euros, rose 22.6%. Pre-tax return on equity was 33%, up 3 points.

### French Retail Banking

The net banking income of the French Retail Banking branch network[2] totalled 5,451 million euros, up 6.2%. Net interest revenue rose 6.1%, driven by an increase in average outstanding loans (+13.7%) and deposits (+5.0%). The amount of fees rose 6.4%, the particularly high level of stock market and financial transactions boosting revenues from financial transactions (+14.6%).

Thus, the rise in revenues from the French Retail Banking branch network was due to the increased number of customers and larger volumes of transactions that they generated and was not due to the pricing policy. In terms of its pricing practices, BNP Paribas continued to pursue its strategy of moderate pricing, maintaining its prices broadly stable.

The sales and marketing drive targeting **individual** customers continued at a fast pace. Outstanding loans (+18.7% compared to 2004) rose at a rate that outpaced the market, in particular due to a sharp increase in outstanding mortgages (+20.9%) and a sharp rise in outstanding consumer loans (+7.8%). Life insurance assets gathered also outpaced the market (+13.8% compared to +11%). The number of cheque and deposit accounts grew by 155,000 during the year.

For the **business** clientele, especially SMEs, the business centres waged a major new business drive. Outstanding loans rose 10.3% for the year. Moreover, the French Retail Banking branch network significantly grew cross selling, working closely with the other core businesses: corporate finance services, interest and exchange rate hedging products, equipment leasing and corporate car fleet management services.

**Rise in the number of individual cheque and deposit accounts**


+ 72,700
+ 97,000*
+ 104,000
+ 120,100
+ 128,000
+ 155,000
2000
2001
2002
2003
2004
2005

** Plus 30,000 customers transferred from the Treasury network.*

*(2) Including 100% of revenues from French Private Banking.*

The rise in operating expenses and depreciation, up 4.9% year-on-year, includes the cost of a new plan to facilitate employees' professional reorientation (40 million euros) covering 2006 to 2008. Gross operating income rose 9.1% to 1,752 million euros and the cost/income ratio improved 0.8 points to 67.9%.

Provisions, totalling 194 million euros, were down 30.2%.

After sharing French Private Banking's income with AMS, French Retail Banking posted 1,470 million euros in annual pre-tax income, up 16.8%.

Pre-tax return on allocated equity edged up two points to 29%.

For 2006, the priorities for French Retail Banking are:

- continue to improve the satisfaction of individual customers, by making full use of the multi-channel retail banking organisation: grow the number of customers that use Internet banking services, increase contacts with customers, continue the "reception and service" branch renovation programmes,
- increase relations with corporate customers and grow-cross selling of all the Group's products and services,
- maintain the moderate pricing strategy,
- pursue productivity gains in the back offices.

The goal of the core business is to grow NBI by at least 4.5% in 2006 while maintaining a differential of at least one point between NBI growth and that of operating expenses and depreciation.

## International Retail Financial Services (IRFS)

The net banking income of the International Retail Banking and Financial Services core business was up 19.3% compared to 2004, at 5,980 million euros. This driver of the Group's growth was fuelled by sharp rises in its revenues across the board: +21.4% for BancWest, +18.2% for Cetelem, +11.3% for the other retail financial services, +29.2% for the emerging markets. At constant scope and exchange rates, net banking income of the IRFS core business rose 7.3%, this organic growth being underpinned by branch opening programmes in the western United States as well as throughout the Mediterranean region.

Operating expenses and depreciation, at 3,385 million euros, was up 18.9% (+4.9% at constant scope and exchange rates) and gross operating income (2,595 million euros) was up 19.7% (+10.4% at constant scope and exchange rates). The cost/income ratio thus improved a further 0.2 point at 56.6%.

Provisions were down 4.3% at 559 million euros and operating income (2,036 million euros) soared 28.5% (+17.9% at constant scope and exchange rates). Similarly, pre-tax income, 2,187 million euros, rose significantly over the past year (+26.9%) and pre-tax return on allocated equity moved up three points to 37%.

**BancWest** maintained an excellent sales and marketing drive in 2005 with growth, at constant scope and exchange rates, of 11.1% for loans to consumers and 9.1% for deposits. So, despite the continued decline in the gross interest margin rate (-33 basis points during the year), net banking income rose 1.3% at constant scope and exchange rates. With the successful mergers of Community First Bankshares and Union Safe Deposit Bank, as well as Commercial Federal Bank in December, BancWest's net banking income, for the year as a whole, climbed 21.4% to 1,877 million euros.

Operating expenses and depreciation included 49 million euros in one-off costs related to the end-of-the-year acquisition of Commercial Federal Bank. Provisions were reduced to 32 million euros (-20.0%). Thus, pre-tax income (908 million euros) jumped 21.4%.

**Cetelem** continued its expansion in France, taking joint control over Laser-Cofinoga in the fourth quarter, and outside France. Outstanding loans under management totalled 47 billion euros as at 31 December including those of Laser-Cofinoga. Net banking income was up 18.2% to 2,015 million euros. Even without Laser-Cofinoga, Cetelem had particularly robust growth in 2005: at constant scope and exchange rates, net banking income moved up 8.3%. Due to the limited rise in provisions (+2.3%) and the rise in non-operating income, pre-tax income jumped 26.5% to 630 million euros.

**UCB** took full advantage of buoyant real estate markets, especially in France and Italy. Outstandings were up 38.9% during 2005, including Abbey National France consolidated in the Group's accounts in 2005. **BNP Paribas Lease Group** continued its robust organic growth in Europe with excellent profitability.

**Arval** renewed its rapid expansion, with outstandings up 17.5% for the year, and is opening subsidiaries in Brazil, Turkey, Russia and Ukraine. In total, these three major retail financial services subsidiaries generated 1,310 million euros in net banking income, up 11.3% compared to 2004, and pre-tax income totalling 456 million euros (+20.3%).

The retail banking businesses in **Emerging Markets** enjoyed a robust growth dynamic. 70 branches were opened in 2005 and synergies achieved with the Group's other business lines (private banking, retail financial services, export financing, etc.). This, combined with value-creating acquisitions, especially in Turkey, drove fast-paced growth in net banking income: +29.2% compared to 2004, at 766 million euros.

This growth dynamic will continue in 2006 with a move into Far Eastern Europe. The acquisition of a 51% stake in Ukrsibbank is currently under way in Ukraine and an organic business growth plan was just launched in Russia.

Pre-tax income in Emerging Markets (268 million euros) soared 47.3% compared to 2004.

In 2006, International Retail Financial Services will implement an ambitious strategy combining sustained organic growth and selective growth through acquisitions. It will focus on:

- stepping up the pace of expansion in emerging markets with strong growth potential by increasing the number of branch openings in Far Eastern Europe and around the Mediterranean basin and taking full advantage of the synergies with the Group's product platforms,
- continuing to grow BancWest by expanding its branch network and its product offering,
- developing new sources of growth for Cetelem through partnership alliance agreements and by moving into promising markets (i.e., Russia, China),
- taking advantage of acquisition-generated cost savings.

## Asset Management and Services (AMS)

The Asset Management and Services core business enjoyed robust growth: net banking income (3,552 million euros) rose 16.7% compared to 2004 with a record 34.1 billion euros in net assets gathered (compared to 14.2 billion euros in 2004), bringing assets under management to 429.7 billion euros. All the business lines contributed to this dynamic growth: Wealth & Asset Management grew its net banking income 15.4%, Insurance 17.3% and Securities Services 19.0%.

**Assets under management** **(end of period)**


In €bn
335.2
335.7
339.4
343.1
361.4
385.5
414.6
429.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05

Operating expenses and depreciation (2,331 million euros) rose 17.1%, due to the high level of investments in the business. Gross operating income rose 15.8%, to 1,221 million euros. Pre-tax income totalled 1,266 million euros, up 19.5%.

The **Wealth & Asset Management** business unit deployed sustained sales and marketing efforts and reaped the benefits of the positive equity and real estate markets. It posted 541 million euros in pre-tax income, up 15.8%. The *Euromoney* magazine (January 2006) ranked BNP Paribas' Private Banking not only number 1 in France, but also number 3 in Europe and number 7 in Asia and in Latin America. The Asset Management, Cortal Consors and Real Estate Services business lines all managed to grow their businesses and revenues substantially in 2005.

The **Insurance** business maintained its sales and marketing momentum and this translated into substantial gross assets gathered, both in France (8.2 billion euros in individual savings assets gathered, including one-third in unit-linked insurance products) and outside France (3.5 billion euros in assets gathered: +19% compared to 2004). Its pre-tax income jumped 24.2% to 580 million euros.

The assets held in **Securities Services'** custody rose 24% year-on-year to 3,058 billion euros. Assets under administration (520 billion euros) grew even quicker and the magazine *Funds Europe* (November 2005) named BNP Paribas "Fund Administrator of the Year". Thus, in a market where the number of transactions was again on the rise, BNP Paribas Securities Services grew its pre-tax income 16.0% to 145 million euros.

In 2006, the AMS core business, a powerful and innovative platform, will endeavour to take full advantage of its growth drivers. It will capitalise on its innovative approach and its excellent products (open architecture, alternative and structured investment products, real estate-based investment funds, etc.). It will step up its expansion throughout Europe, especially in multi-management services with Fundquest, in real estate services and in securities services. In addition, Cortal Consors will pursue its growth in Germany. Lastly, the core business will seek to step up the pace of its growth outside of Europe: in the Middle East, Asia and Latin America, specifically in Insurance, Asset Management and Private Banking.

After making substantial investments in 2005, AMS will strive to generate a positive jaws effect between net banking income growth and operating expenses and depreciation growth.

## Corporate and Investment Banking (CIB)

Corporate and Investment Banking confirmed the appropriateness of its business model. It continued its robust organic growth relying on a powerful combination of a global organisation with vast reach and wide and well-balanced range of products.

BNP Paribas is a major player in Corporate and Investment Banking in Europe where, again in 2005, the Group was top ranked[3]: number 3 for euro-denominated bonds, number 5 for arranging leveraged loans, number 10 for mergers and acquisitions. In addition to its leading positions in Europe, it has four global franchises that also have a strong presence in the United States and Japan. These franchises include derivatives, in which the Group has recognised expertise (for example, *Risk Magazine* named BNP Paribas "Global Interest Rate Derivatives House of the Year" and *Asia Risk* named BNP Paribas "Derivatives House of the Year" for Japan). They also include, in the area of value-added financing, energy and commodities (Best Commodity Bank[4]), project financing (Best Project Finance House[5]) and syndicated loans (number 5 worldwide[3]). Lastly, in regions with strong potential –Greater China, Brazil and Russia–where Corporate and Investment Banking already has a substantial presence, BNP Paribas is developing its sources of growth.

In 2005, CIB's net banking income rose 16.3% to 6,422 million euros. This growth was driven by the financing business lines (+18.9%) as well as the capital markets businesses (+14.5%) and comes from sustained sales and marketing efforts without increasing the value at risk of the market businesses.

Operating expenses and depreciation only rose 10.4% to 3,711 billion euros and the cost/income ratio, at 57.8%, remains one of the best of the global financial services groups for this business. Gross operating income thus jumped 25.4% to 2,711 million euros.

The need for new provisions, very limited throughout 2005, was on the whole lower than the write-backs reported in the first quarters of the year. This exceptional situation resulted in operating income (2,841 million euros) rising sharply (+36.4%), 130 million euros higher than gross operating income.

Pre-tax income thus totalled 2,890 million euros, up 35.3% compared to 2004. Pre-tax return on allocated equity moved up 3 points to 32%.

In 2006, CIB will continue to consolidate its franchises and its competitive position. It will strive to step up the expansion of its capital markets business lines, specifically by further bolstering the teams working in the derivatives businesses and increasing cross selling with the customers of the specialised financing business lines. The core business will endeavour to strengthen its positions in priority regions, especially focussing on large midcaps in Europe, and, in the United States, continuing the selective growth effort already under way. It plans to make Asia a real core market. CIB's goal is to maintain one of the industry's best cost/income ratios. Furthermore, an emphasis will be placed on increasing the productivity of the capital allocated to this core business.

*(3) Source: Financial (M&A Deals Announced).*
*(4) Source: Trade Finance Magazine.*
*(5) Source: Euromoney.*

## BNP Paribas Capital

BNP Paribas Capital's pre-tax income, 544 million euros, was down 17.5%. The Group continued to pursue its strategy of divesting directly-held equity investments, in particular selling off its holdings in Eiffage, as well as its equity investment in Carbone Lorraine in the first part of the year. However, the Group bought a stake in Motier, the Galeries Lafayette Group's holding company. In total, net divestments totalled 0.3 billion euros in 2005.

The portfolio's estimated value however rose from 3.8 billion euros to 4.4 billion euros in 2005 as several investments were re-evaluated. As at 31 December 2005, unrealised capital gains totalled 1.6 billion euros (compared to 1.3 billion euros as at 1 January 2005).

The share of private equity in the Group's revenues is expected to continue to decline, in accordance with the strategy for this business, which has been implemented for a number of years now.

◆◆◆

Over the past two years, and particularly in 2005, with a cost of risk that has been very limited in a very positive business cycle, BNP Paribas has strived to maintain a cautious credit risk policy. The Group has invested considerably in risk management applications as part of the final phase of the process to validate advanced models under the new Basle agreement. In particular, in-depth analysis into monitoring and preventing operational risks is under way.

In keeping with the Group's effort to achieve global expansion, BNP Paribas promotes cultural diversity within the organisation. Half of its employees work outside France and 40 different nationalities make up the Group's key international positions. Special training programmes are open to employees in order to spread the corporate culture, to develop a commitment to ethical business practices, as well as, more generally, to instil BNP Paribas Group's corporate values.

## Acquisition, currently under way, of *Banca Nazionale del Lavoro*

The acquisition of BNL, currently under way, will give BNP Paribas fresh impetus and a new home market in Europe.

The Italian financial services market is one of Europe's best, both in terms of its size as well as its fast-paced growth. BNL has achieved critical mass, has a nationwide franchise and brand name equity in its home market.

BNP Paribas will share its expertise with BNL in order to speed up the Italian bank's transformation process, to promote cross selling and to give a boost to the newly acquired bank's sales and marketing strategy. With the benefit of BNP Paribas' product expertise and its strong presence in Italy, BNL will have a wider product offering and the resources to expand its retail banking and corporate banking businesses. BNL's customers will also be given access to the new Group's larger global organisation.

**Reinforce Retail Banking in Europe**

**BNP Paribas**
**2005 NBI**


Asset Management & Services 17%
Corporate & Investment Banking 30%
International Retail Banking and Financial Services 28%
French Retail Banking 25%

**Retail Banking: 53%**

**BNP Paribas + BNL**
**2005 Proforma NBI**


Asset Management & Services 14%
Corporate & Investment Banking 27%
International Retail Banking and Financial Services 25%
BNL 12%
French Retail Banking 22%

**Retail Banking: 59%**

BNP Paribas has a proven track record in successful mergers. It draws on a broad range of experiences gained during the merger between BNP and Paribas in 1999-2000 and over 35 acquisitions done since, in Europe as well as in the United States and in emerging markets. The Group will conduct the integration in a manner appropriate to BNL's situation, by fostering its strong points and respecting its corporate identity and culture. The cost efficiencies will help generate a return on invested equity that is greater than the cost of capital as early as 2008.

◆ ◆ ◆

These results show that BNP Paribas is driven by a powerful growth dynamic, which each core business has contributed to, while generating substantial profitability. The Group's expansion will come to a decisive milestone with the acquisition of BNL, a promising business initiative with strong strategic rationale, which will give BNP Paribas a new home market in Europe.

# Five-year financial summary of BNP Paribas SA

| | BNP Paribas SA | | | | |
|---|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2004 | 2005 |
| **Capital at year-end** | | | | | |
| a) Share capital | 1,771,942,784 (1) | 1,790,347,678 (2) | 1,806,343,230 (2) | 1,769,400,888 (4) | 1,676,495,744 (5) |
| b) Number of common shares issued and outstanding | 442,985,696 (1) | 895,173,839 (2) | 903,171,615 (3) | 884,700,444 (4) | 838,247,872 (5) |
| c) Number of shares to be issued through the exercise of rights | 17,704,434 | 18,372,079 | 23,734,549 | 24,359,164 | 25,388,170 |
| **Results of operations for the year** | | | | | |
| a) Total revenues, excluding VAT | 37,064,085,322 | 28,973,762,964 | 24,361,520,679 | 25,095,074,515 | 29,994,235,964 |
| b) Income before tax, non-recurring items, profit sharing, depreciation and provisions | 5,391,841,471 | 3,697,344,223 | 4,042,278,418 | 4,037,415,805 | 3,679,619,779 |
| c) Income taxes | 373,086,382 | 66,294,745 | (11,461,665) | (714,643,630) | 298,950,458 |
| d) Profit sharing | 72,950,531 | 46,156,022 | 73,664,330 | 102,947,868 | 129,668,926 (6) |
| e) Net income | 3,925,144,188 | 2,830,067,503 | 2,358,756,302 | 3,281,771,449 | 3,423,168,749 |
| f) Total dividends | 1,063,947,593 | 1,075,055,789 | 1,310,242,626 | 1,770,438,404 | 2,183,005,487* |
| **Earnings per share** | | | | | |
| a) Earnings after tax and profit-sharing but before non-recurring items, depreciation and provisions | 11.12 | 4.12 | 4.41 | 3.67 | 4.62 |
| b) Earnings per share | 8.85 | 3.16 | 2.61 | 3.71 | 4.08 |
| c) Dividend per share | 1.20 (7) | 1.20 (8) | 1.45 (9) | 2.00 (10) | 2.60 (11) |
| **Employee data** | | | | | |
| a) Number of employees at year-end (12) | 45,870 | 44,908 | 44,060 | 44,534 | 45,356 |
| b) Total payroll | 2,613,281,535 | 2,484,565,532 | 2,487,721,635 | 2,728,535,298 | 3,074,275,447 |
| c) Total benefits | 861,936,161 | 895,525,367 | 982,590,077 | 991,639,670 | 1,222,427,038 |

*(1)* *The share capital was increased from 1,792,258,860 euros to 1,792,824,220 euros on exercise of employee stock options for 565,360 euros. Following these share issues, the Board of Directors used the authorisation given by the 15 May 2001 Annual General Meeting to cancel the 9,000,000 shares for 36,000,000 euros, thereby reducing the capital from 1,792,824,220 euros to 1,756,824,220 euros. The capital was then increased from 1,756,824,220 euros to 1,771,942,784 euros through the 13,447,684 euros private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for 1,670,880 euros.*

*(2)* *The share capital was increased from 1,771,942,784 euros to 1,773,245,988 euros on exercise of employee stock options for 1,303,204 euros. Following these share issues, the Board of Directors used the authorisation given by the twelfth resolution of the 15 May 2001 Annual General Meeting to carry out a two-for-one share-split and reduce the par value of the shares to 2 euros. The split shares have been traded on the Market since 20 February 2002. The capital was then increased from 1,773,245,988 euros to 1,790,347,678 euros through the 15,247,598 euros private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for 1,854,092 euros.*

*(3)* *The share capital was increased to 1,791,759,648 euros from 1,790,347,678 euros on exercise of employee stock options for 1,411,970 euros. The capital was then increased to 1,806,343,230 euros from 1,791,759,648 euros through the 13,346,720 euros private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for 1,236,862 euros.*

*(4)* *The share capital was increased to 1,807,231,208 euros from 1,806,343,230 euros on exercise of employee stock options for 887,978 euros. The Board of Directors then used the authorisation granted by the eighteenth resolution of the 14 May 2003 Annual General Meeting to cancel the 25,000,000 shares for 50,000,000 euros, thereby reducing the capital from 1,807,231,208 euros to 1,757,231,208 euros. The capital was then increased from 1,757,231,208 euros to 1,769,400,888 euros through the 10,955,724 euros private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for 1,213,956 euros.*

*(5)* *The share capital was increased from 1,769,400,888 euros to 1,770,438,404 euros on exercise of employee stock options for 1,037,516 euros. Following these share issues, the Board of Directors used the authorisation granted by the sixteenth resolution of the 28 May 2004 Annual General Meeting to cancel the 13,994,568 shares for 27,989,136 euros, thereby reducing the capital from 1,770,438,404 euros to 1,742,449,268 euros. The capital was then increased from 1,742,449,268 euros to 1,755,244,270 euros through the 10,000,000 euros private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for 2,795,002 euros. Following these share issues, the Board of Directors used the authorisation granted by the sixteenth resolution of the 18 May 2005 Annual General Meeting to cancel the 39,374,263 shares for 78,748,526 euros, thereby reducing the capital from 1,755,244,270 euros to 1,676,495,744 euros.*

*(6)* *Provision made during the year.*

*(7)* *Paid to 443,311,497 shares, taking into account the 325,801 new shares with rights from 1 January 2001, recorded on 17 January 2002, including 193,182 shares issued in connection with former BNP stock option plans, and 132,619 shares issued in connection with former Paribas plans actions (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire) as well as the two-for-one share split of 20 February 2002 which increased the number of shares to 886,622,994.*

*(8)* *Paid to 895,879,824 shares, taking into account the 705,985 new shares with rights from 1 January 2002, recorded on 23 January 2003, including 280,150 shares issued in connection with former BNP stock option plans, and 425,835 shares issued in connection with former Paribas stock plans actions (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire).*

*(9)* *Paid to 903,615,604 shares, taking into account the 443,989 new shares with rights from 1 January 2003, recorded on 28 January 2004, including 169,545 shares issued in connection with former BNP stock option plans, and 274,444 shares issued in connection with former Paribas plans actions (Cardif and Cie Bancaire).*

*(10)* *Paid to 885,219,202 shares, taking into account the 518,758 new shares with rights from 1 January 2004, recorded on 25 January 2005, including 350,171 shares issued in connection with former BNP stock option plans, and 125,867 shares issued in connection with former Paribas plans actions (Cardif and Cie Bancaire).*

*(11)* *Paid to 839,617,495 shares, taking into account the 1,369,623 new shares with rights from 1 January 2005, recorded on 23 January 2006, including 1,328,544 shares issued in connection with former BNP stock option plans, and 41,079 shares issued in connection with BNP Paribas stock option plans.*

*(12)* *For France, part-time employment is prorated according to the length of time worked.*

* *Based on the number of existing shares at 23 January 2006.*

# Directions for the shareholders
## attending the Meeting

**The 23 May 2006 Meeting will begin at 4.00 p.m. sharp.**
**The shareholders will be welcome from 2.30 p.m. on.**

1. You are advised to apply to the Welcome desk in advance, sign the attendance list and show your admission card,

2. Please make sure you have been given an electronic voting box with the directions for use before you enter the Meeting room (it should have been given to you when signing in),

3. Please follow the directions to vote that you will receive during the Meeting.

For a proper calculation of the votes and quorum, shareholders are reminded that attendance sheets will not be available after 6.00 p.m.

BNP PARIBAS has definitely chosen a strategy of sustainable growth as the foundation for a renewed value creation towards its shareholders. Therefore, the Bank deemed it right that the Annual Meeting, the main event for shareholder communication, should symbolize the socially responsible behaviour of the company.

For every shareholder who attends the Annual General Meeting of 23 May 2006 (on second call), BNP Paribas will contribute an additional €10 to the "Helping staff involved in the community" programme, which was specifically developed by Fondation BNP Paribas to encourage employees who are involved in voluntary work and fundraising projects in the community.

BNP Paribas is pleased to report to its shareholders on the use of the 15,010-euro contribution made in 2005 to the Foundation BNP Paribas. It has been allocated amongst 16 projects, each one initiated by a staff member, the amounts provided ranging from 700 to 1,500 euros. Half of these projects concerned initiatives in France, one having taken place in another European country, while two were conducted in Africa and five in Asia.

# Application form for documents

## to be sent by e-mail, to owners of registered shares[1] who wish to participate in the shareholders' General Meetings

**Form to be sent to:**
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09
FRANCE

BNP PARIBAS

The undersigned

Christian name and Name: ..................................................

Address: ..................................................

Zip Code [ | | | | ] City: .................... Country: ....................

E-mail: .................... @ ....................

Hereby requests that the documents necessary to participate in BNP PARIBAS General Meetings, be sent to me by e-mail from now on.

In ..................................................
Date .................................................. 2006

Signature

Should you wish to receive again your convening notice and the voting form by post, please let us know by sending us a recorded letter with acknowledgement of receipt.

**[1] This possibility is reserved to the owners of registered shares of BNP Paribas only.**

# Application form for documents and information

**Form to be sent to:**
BNP PARIBAS SECURITIES SERVICES
GCT - Services aux Émetteurs - Assemblées
Immeuble Tolbiac - 75450 PARIS Cedex 09
FRANCE

BNP PARIBAS

## Combined General Meeting on **Tuesday 23 may 2006**

The undersigned

Christian name and Name: ..........................................................................................

Address: ..........................................................................................

Holding:

- ..........................................................................................registered shares

- ............................................ bearer shares in the books of[1] ............................................

kindly asks BNP PARIBAS to send documents and information as stated in article 135 and article 138 of the Order of 23 March 1967, in view of the Combined General Meeting of 23 May 2006.

In ..........................................

Date .................................... 2006

Signature

**PLEASE NOTE** : As per paragraph 3 of article 138 of the Order of 23 March 1967, the holders of registered shares may obtain these documents from the bank for each further general meeting.

[1] Name and address of the custodian in charge of your shares.